Exhibit 2.1
SHARE PURCHASE AGREEMENT
AMONG
CHAMPION EQUITY HOLDINGS, LLC
(“Buyer”)
AND
INVACARE CORPORATION
(“Seller”)
AND
CHAMPION MANUFACTURING INC.
(the “Company”)

August 7, 2013

i

4.19	Related Party Transactions	23
4.20	Inventories	23
4.21	Accounts Receivable; Accounts Payable	23
4.22	Customers and Suppliers	23
4.23	Bank Accounts	23
4.24	Minutes; Books and Records	24

ARTICLE 5		24

Representations and Warranties of Buyer		24
5.1	Organization; Authorization	24
5.2	Execution and Delivery; Enforceability	24
5.3	Governmental Authorities; Consents	24
5.4	Brokerage	25
5.5	Investment Intent; Restricted Securities	25
5.6	Solvency	25
5.7	No Other Representations or Warranties	25

ARTICLE 6		26

Closing Deliveries		26
6.1	Closing Deliveries by Seller	26
6.2	Closing Deliveries by Buyer	27
6.3	401(k) Plan Transition Matters	27

ARTICLE 7		28

The Closing		28

ARTICLE 8		28

8.1	Covenants	28
8.2	Acknowledgement	28
8.3	Company Engagements; Privileged Information	31
8.4	Restrictive Covenants	31
8.5	Termination of Affiliate Transactions	32
8.6	Confidentiality	34
		34
ARTICLE 9
		35
Indemnification
9.1	Indemnification of Buyer	35
9.2	Indemnification of Seller	35
9.3	Limitations on Indemnification	35
9.4	Procedures Relating to Indemnification	38

ii

9.5	Exclusive Remedy; Exception for Fraud or Intentional Misconduct; No Waiver of Additional Remedies	40
9.6	Subrogation	40
9.7	Effect of Investigation	40

ARTICLE 10		40

Tax Matters		40
10.1	Tax Indemnity; Apportionment of Taxes	40
10.2	Tax Returns; Refunds	41
10.3	Section 338(h)(10) Election	42
10.4	Controversies	43
10.5	Cooperation	44
10.6	Transfer Taxes	45
10.7	Termination of Tax Sharing Agreements	45
10.8	Conflict	45
10.9	Successors	45

ARTICLE 11		45

Certain Definitions		45

ARTICLE 12		55

Construction; Miscellaneous Provisions		55
12.1	Notices	55
12.2	Entire Agreement	56
12.3	Modification	56
12.4	Jurisdiction and Venue	56
12.5	Specific Performance	57
12.6	Binding Effect	57
12.7	Headings	57
12.8	Number and Gender; Inclusion	57
12.9	Counterparts	57
12.1	Third Parties	57
12.11	Disclosure Schedules and Exhibits	57
12.12	Time Periods	58
12.13	Construction	58
12.14	Governing Law	58
12.15	WAIVER OF JURY TRIAL	58

iii

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT is entered into as of the 7th day of August, 2013, among Champion Equity Holdings, LLC, a Delaware limited liability company (“Buyer”), Invacare Corporation, an Ohio corporation (“Seller”), and Champion Manufacturing Inc., a Delaware corporation (the “Company”).
RECITALS:
A.    Seller owns all of the issued and outstanding shares of capital stock of the Company.
B.    Buyer and Seller desire for the Company to redeem a portion, and Buyer to purchase the rest, of the issued and outstanding shares of capital stock of the Company from Seller, upon and subject to the terms and conditions set forth in this Agreement (collectively, the “Share Purchase”).
Now, therefore, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, Buyer, Seller and the Company hereby agree as follows:
ARTICLE 1
Definitions
1.1    Definitions. Certain terms used in this Agreement shall have the meanings set forth in Article 11, or elsewhere herein as indicated in Article 11.
1.2    Accounting Terms. Accounting terms used in this Agreement and not otherwise defined herein shall have the meanings attributed to them under GAAP, except as may otherwise be specified herein.
ARTICLE 2
Purchase and Sale
2.1    Share Redemption; Purchase and Sale. Subject to the terms and conditions of this Agreement, (a) Seller hereby sells, assigns, transfers and delivers to the Company, and the Company hereby redeems from Seller, free and clear of all Liens, a percentage of the Shares equivalent to the ratio of the amount paid by the Company to or for the benefit of Seller, as described further on Schedule 2.1, at the Closing bears to the total Purchase Price, and (b) Seller hereby sells, assigns, transfers and delivers to Buyer, and Buyer hereby purchases from Seller, free and clear of all Liens, all of Seller’s right, title and interest in and to the remaining Shares not redeemed by the Company pursuant to clause (a) for the balance of the Purchase Price not paid pursuant to the foregoing clause (a).
2.2    Purchase Price. The aggregate purchase price (the “Purchase Price”) for all of the Shares redeemed or purchased, as applicable, pursuant to Section 2.1 shall be an amount equal to:

(a)    Forty Five Million Dollars ($45,000,000);
(b)    plus the amount of Closing Cash;
(c)    minus the amount of Closing Indebtedness;
(d)    minus the amount of any Transaction Expenses to the extent not satisfied in full as of the Closing; and
(e)    minus the positive amount, if any, by which the Working Capital Target exceeds the Closing Working Capital. For clarity and the avoidance of doubt, the Purchase Price shall not be increased to include any amount by which the Closing Working Capital exceeds the Working Capital Target.
2.3    Estimated Purchase Price; Payment of Indebtedness. Prior to the date hereof, the Company has estimated in good faith the amount of the Closing Cash, the Closing Indebtedness, Transaction Expenses and the Closing Working Capital, respectively, as of 11:59 p.m. on the day immediately prior to the Closing Date and has delivered to Buyer a certificate (the “Closing Certificate”) setting forth such estimates and the calculation of the Estimated Purchase Price. As used herein, “Estimated Closing Cash,” “Estimated Closing Indebtedness”, “Estimated Transaction Expenses” and “Estimated Closing Working Capital” mean the estimates of the Closing Cash, the Closing Indebtedness, Transaction Expenses and the Closing Working Capital, respectively, set forth in the Closing Certificate, and “Estimated Purchase Price” means an amount equal to the Purchase Price calculated as set forth in Section 2.2, assuming for purposes of such calculation that the Closing Cash is equal to the Estimated Closing Cash, that the Closing Indebtedness is equal to the Estimated Closing Indebtedness, that the Transaction Expenses are equal to the Estimated Transaction Expenses and that the Closing Working Capital is equal to the Estimated Closing Working Capital. Subject to the terms and conditions of this Agreement, at the Closing, the Company and Buyer shall: (a) pay and deliver the Estimated Purchase Price (as calculated based upon the Closing Certificate) to Seller by means of a wire transfer of immediately available cash funds to an account as directed by Seller prior to the Closing (the “Seller’s Account”); and (b) pay the Closing Indebtedness and Transaction Expenses, in the amounts and to the Persons identified on the Closing Certificate (collectively, the “Repaid Closing Indebtedness and Transaction Expenses”).
2.4    Post-Closing Adjustment.
2.4.1    Adjustment Statement Preparation. Within sixty (60) days after the Closing Date (the “Buyer Preparation Period”), Buyer shall cause the Company to prepare and deliver to Seller an adjustment statement setting forth the amount of the Closing Cash, the Closing Indebtedness, Transaction Expenses and the Closing Working Capital, respectively, as of 11:59 p.m. on the day immediately prior to the Closing Date (the “Preliminary Adjustment Statement”) and, based on the Closing Cash, the Closing Indebtedness, Transaction Expenses and the Closing Working Capital, Buyer’s written calculation of the Purchase Price, and the adjustment necessary to reconcile the Estimated Purchase Price to the Purchase Price, if any (the “Preliminary Post-Closing Adjustment”). The Preliminary Adjustment Statement and the Final Adjustment Statement shall be prepared in accordance with GAAP as modified by those policies and procedures described on Schedule 2.4.1 (the “Accounting Principles”), except that the Preliminary Adjustment Statement and the Final Adjustment Statement shall only reflect those items necessary to calculate the Closing Cash, the Closing Indebtedness, Transaction Expenses and the Closing Working Capital. In preparing the Preliminary Adjustment Statement: (a) any and all effects on the assets or liabilities of the Company of any financing or refinancing arrangements entered into by Buyer at any time on or after the Closing Date shall be entirely disregarded; (b) it shall be assumed that the Company and its lines of business shall be continued as a going concern; and (c) there shall not be taken into account (i) any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing Date with respect to the Company or its business or assets, or any facts or circumstances that are unique or particular to Buyer or any assets or liabilities of Buyer, or any obligation for the payment of the Purchase Price hereunder or (ii) any adjustments for Buyer’s use of purchase accounting. During the Buyer Preparation Period, Seller and its officers, employees, agents and representatives shall cooperate with all representatives of Buyer or the Company to the extent reasonably necessary in order to facilitate Buyer’s preparation of the Preliminary Adjustment Statement and Seller shall cause the reasonably necessary personnel of Seller to assist such Buyer or Company representatives in their preparation of the Preliminary Adjustment Statement, in each case, upon reasonable advance notice.
2.4.2    Adjustment Statement Review. Seller shall review the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment and, if Seller believes that either was not prepared in accordance with Section 2.4.1, Seller shall so notify Buyer in writing (an “Notice of Objection”) no later than thirty (30) days after Seller’s receipt thereof (the “Seller Review Period”), setting forth in such notice, (i) Seller’s objection or objections to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment with reasonable particularity of the adjustments which Seller claims are required to be made thereto in order to conform the same to the terms of Section 2.4.1, and (ii) Seller’s basis for such dispute together with Seller’s calculation of such item or amount. Items which are not specifically objected to in the Notice of Objection shall deemed to be irrevocably accepted by Seller and may not be subsequently objected to. Subject to the execution by Seller and its outside accountants of customary access letters, Buyer shall cause the Company and its officers, employees, agents and representatives to, during the Seller Review Period, cooperate with all representatives of Seller in the review of the Preliminary Adjustment Statement and, without limiting the generality of the foregoing, shall cause the books and records of the Company utilized in the preparation of the Preliminary Adjustment Statement to be made available during normal business hours to such representatives, and shall cause the reasonably necessary personnel of the Company to assist such representatives in their review of the Preliminary Adjustment Statement.
2.4.3    Adjustment Statement Dispute Resolution. If Seller timely notifies Buyer in accordance with Section 2.4.2 of an objection to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment, and if Buyer and Seller are unable to resolve such dispute through good faith negotiations within thirty (30) days after Seller’s delivery of such written Notice of Objection, then, the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by the Chicago, Illinois office of Deloitte LLP (the “Independent Accountants”). Buyer and Seller shall have the opportunity to present their positions with respect to such disputed matters (each, a “Position Statement”) to the Independent Accountants, with a copy of such Position Statements simultaneously delivered to the other party, in accordance with the requirements of Section 2.4. None of Buyer, Seller or any of their respective representatives or Affiliates, shall have any ex parte communications or meetings with the Independent Accountants regarding the subject matter hereof without the other party’s prior written consent. The Independent Accountants shall determine and report in writing to Buyer and Seller as to the resolution of all disputed matters submitted to the Independent Accountants and the effect of such determinations on the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment within twenty (20) days after such submission or such longer period as the Independent Accountants may reasonably require, and such determinations shall be final, binding and conclusive as to Buyer, Seller and their respective Affiliates. In resolving any disputed item, the Independent Accountants shall: (a) be bound by the provisions of this Article 2, the definitions pertaining hereto and the Accounting Principles, (b) select an amount within the range established with respect to such disputed item pursuant to the Position Statements of Buyer and Seller and may not impose an alternative resolution with respect to any item or amount disputed, (c) base its decision solely on the Position Statements submitted by the parties and not independent review, (d) make its decision in strict accordance with the terms of this Agreement, without regard to principles of equity, and (e) restrict its decision solely to such items which are then in dispute. The Independent Accountant shall deliver to Buyer and Seller a written report setting forth the resolution of any disagreement determined in accordance with the terms of this Agreement. The fees and expenses of the Independent Accountants shall be borne by Buyer, on the one hand, and Seller, on the other hand, based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if closing accounts payable is the only disputed item, and Buyer claims that closing accounts payable is $1,000, and Seller contests only $500 of the amount claimed by Buyer, and if the Independent Accountants ultimately resolve the dispute by awarding Buyer $300 of the $500 contested, then the costs and expenses of Independent Accountants will be allocated 60% (i.e., 300 ÷ 500) to Seller and 40% (i.e., 200 ÷ 500) to Buyer.
2.4.4    Final Adjustment Statement and Post-Closing Adjustment. The Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment shall become the “Final Adjustment Statement” and the “Final Post-Closing Adjustment,” respectively, and as such shall become final, irrevocably binding and conclusive upon Buyer, Seller and their respective Affiliates for all purposes of this Agreement, upon the earliest to occur of the following:
(a)    the mutual acceptance by Buyer and Seller of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, with such changes or adjustments thereto, if any, as may be mutually agreed to by the parties;
(b)    the expiration of thirty (30) days after Seller’s receipt of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, without timely written objection thereto by Seller pursuant to a Notice of Objection in accordance with Section 2.4.2; or
(c)    the delivery to Buyer and Seller by the Independent Accountants of the report of their determination of all disputed matters submitted to them pursuant to Section 2.4.3.

2.4.5    Adjustment of Purchase Price. If the Purchase Price, as finally determined in accordance with Section 2.4.4, is greater than the Estimated Purchase Price, then Buyer and the Company shall pay the amount of the Final Post-Closing Adjustment to Seller by means of a wire transfer of immediately available funds to Seller’s Account. If the Purchase Price, as finally determined in accordance with Section 2.4.4, is less than the Estimated Purchase Price, then Seller shall pay the amount of the Final Post-Closing Adjustment to Buyer (or, at the election of Buyer, the Company) by means of a wire transfer of immediately available funds to an account designated by Buyer. For clarity and the avoidance of doubt, the Final Post-Closing Adjustment shall not include any amount by which the Closing Working Capital exceeds the Working Capital Target. The Final Post-Closing Adjustment, if any, shall be due and payable pursuant to this Section 2.4.5 no later than three (3) Business Days after the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment become the Final Adjustment Statement and the Final Post-Closing Adjustment, respectively, pursuant to Section 2.4.4. For Tax purposes, any Final Post-Closing Adjustment payment made pursuant to this Section 2.4.5 or any payment made pursuant to Article 9, shall be treated as an adjustment to the Purchase Price unless a contrary treatment is required by Law.
ARTICLE 3
Representations and Warranties Concerning the Transaction
Seller represents and warrants to Buyer as follows:
3.1    Authority; Capacity and Representation. Seller possesses all requisite legal right, power, authority and capacity (corporate or otherwise) to execute, deliver and perform this Agreement, and each other agreement, instrument and document executed and delivered by Seller pursuant hereto (collectively, the “Seller Ancillary Agreements”), and to perform its obligations contemplated herein and therein. The execution, delivery and performance by Seller of this Agreement and the Seller Ancillary Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized (by corporate action or otherwise) on the part of Seller. Seller is duly organized, validly existing and in good standing under the laws of the State of Ohio.
3.2    Ownership of Shares. Except as set forth on Schedule 3.2, Seller is the sole beneficial and record owner of, and has good and marketable title to, all of the Shares, free and clear of all Liens. Seller has full right, power and authority to transfer and deliver to Buyer valid title to the Shares. Upon delivery to Buyer of the certificates, instruments or agreements, as applicable, representing the Shares and payment for the Shares as provided in this Agreement, Buyer shall have good and valid title to the Shares, free and clear of all Liens, other than those created by Buyer.
3.3    Execution and Delivery; Enforceability. This Agreement and each Seller Ancillary Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity (the “Enforceability Exceptions”).

3.4    Noncontravention.
(a)    Neither the execution and delivery of this Agreement or any Seller Ancillary Agreement nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof: (i) conflicts with or results in a breach of, any provisions of the Charter Documents of Seller, or (ii) violates any Law or Order applicable to Seller or by which any material properties or material assets owned or used by Seller is bound or affected.
(b)    No consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority is required to be obtained or made by Seller in connection with: (i) the execution, delivery and performance by Seller of this Agreement or any Seller Ancillary Agreement; or (ii) the compliance by Seller with any of the provisions hereof or thereof or the consummation by Seller of the transactions contemplated hereby or thereby.
3.5    Legal Proceedings. There is no Order, and no action, suit, arbitration, proceeding, investigation or claim of any kind whatsoever, at Law or in equity, pending or, to the knowledge of Seller, threatened against Seller, which gives a third party the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent Seller from complying with the terms and provisions of this Agreement.
ARTICLE 4
Representations and Warranties Concerning the Company
Seller represents and warrants to Buyer as follows:
4.1    Organization and Good Standing; Authority; Enforceability.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and lease its assets and to operate its business as the same is now being owned, leased and operated. The Company is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. The Company has made available to Buyer a true, complete and correct copy of its Charter Documents, as currently in effect.
(b)    The Company possesses all requisite legal right, power, authority and capacity (corporate or otherwise) to execute, deliver and perform this Agreement, and each other agreement, instrument and document executed and delivered by the Company pursuant hereto (collectively, the “Company Ancillary Agreements”), and to perform its obligations contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the Company Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company.

(c)    This Agreement and each Company Ancillary Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
4.2    Capital Stock.
(a)    Capital Stock of the Company. The total number of shares of capital stock which the Company has the authority to issue is One Thousand Five Hundred (1,500) shares of common stock, par value $0.01 per share, of which One Hundred (100) shares of common stock (the “Shares”) are currently issued and outstanding and owned by Seller. All of the Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person.
(b)    Except as set forth on Schedule 4.2(b): (i) there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any shares of capital stock of the Company; (ii) there is no obligation, contingent or otherwise, of the Company to: (A) repurchase, redeem or otherwise acquire any share of the capital stock or other equity interests of the Company; or (B) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other Person; (iii) there are no bonds, debentures, notes or other indebtedness which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company are entitled to vote; and (iv) there are no outstanding (A) options, warrants, rights, preemptive rights, subscriptions, stock appreciation rights, “phantom” stock or other security rights or other agreements, calls, puts, restrictions, convertible or exchangeable securities or other similar agreements or arrangements to purchase or acquire any of the authorized but previously unissued equity interests or other securities of the Company, and there is no commitment or agreement to grant or issue any such right or security, or (B) commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment in respect of the equity interests or other securities of the Company.
4.3    Other Ventures. The Company does not have any Subsidiaries or own of record or beneficially own any equity ownership interest in any other Person, nor is it a partner or member of any partnership, limited liability company or joint venture.
4.4    Noncontravention.
(a)    Assuming all consents, approvals, authorizations, permits, filings and notifications set forth on Schedule 4.4(c) have been obtained or made, neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements, nor the consummation by the Company or Seller of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof: (x) conflicts with or results in a breach of any provisions of the Charter Documents of the Company; or (y) contravenes, conflicts with or results in a violation of, or constitutes a failure to comply with any Law or Order applicable to the Company or by which any material properties or material assets owned or used by the Company are bound or affected.

(b)    Assuming all consents, approvals, authorizations, permits, filings and notifications set forth on Schedule 4.4(b) have been obtained or made, neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements, nor the consummation by the Company or Seller of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof constitutes or results in the breach of any term, condition or provision of, or constitutes a default under (with or without notice or lapse of time, or both), or gives rise to any right of termination, consent, amendment, cancellation, modification or acceleration with respect to, or gives rise to any obligation of the Company to make any payments under, or results in the creation or imposition of a Lien upon any property or assets of the Company pursuant to any Material Contract, License or Lease.
(c)    Except as set forth on Schedule 4.4(c), no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority is required to be obtained or made by the Company in connection with: (i) the execution and delivery of this Agreement or any Company Ancillary Agreement or (ii) the compliance by the Company with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby.
4.5    Financial Statements.
(a)    Copies of (a) the internal unaudited financial statements of the Company as of and for the fiscal years ended December 31, 2011 and 2012 (the “Annual Financial Statements”), and for the six (6) month period ended June 30, 2013 (the “Interim Financial Statements,” and together with the Annual Financial Statements, the “Financial Statements”) have been made available to Buyer. The Financial Statements (i) have been prepared in accordance with GAAP, consistently applied, subject to the policies and procedures set forth on Schedule 4.5(a)(i), which Schedule identifies the Company’s (A) GAAP policies and procedures, and (B) non-GAAP policies and procedures, and subject further to normal year-end adjustments and the absence of disclosures normally made in footnotes, which normal year-end adjustments and footnote disclosures would not be (individually or in the aggregate) material; and (ii) present fairly, in all material respects, the financial position of the Company as of the date indicated and the results of operations for the period then ended. The balance sheet as of June 30, 2013, which is included in the Interim Financial Statements, is referred to herein as the “Acquisition Balance Sheet.”
(b)    Except as set forth on Schedule 4.5(b), the Company has no obligation or liability (whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable or otherwise), except for (i) liabilities disclosed, reflected or reserved against on the Acquisition Balance Sheet, (ii) liabilities incurred since the date of the Acquisition Balance Sheet in the ordinary course of business, and (iii) liabilities of the Company that do not exceed Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate.

(c)    All of the Company’s Indebtedness is disclosed on the Financial Statements.
(d)    Except as set forth on Schedule 4.5(d), the Company maintains a system of internal controls sufficient to provide reasonable assurance that transactions involving the Company are properly authorized and accurately recorded in all material respects to permit the preparation of the Financial Statements.
4.6    Absence of Certain Changes or Events. From December 31, 2012 through the date hereof, except as contemplated by this Agreement and except for matters that are set forth on Schedule 4.6 or Schedule 4.7, the Company has conducted its business only in the ordinary course of business, and:
(a)    no Material Adverse Effect has occurred;
(b)    other than as required by applicable Law or GAAP, there has not been any material change in the Tax reporting or accounting policies or practices of the Company and the Company has not (1) amended or modified (or made a request to any Taxing Authority to change) any accounting or Tax reporting periods or methods, (2) made, changed or revoked any material Tax election, (3) settled or compromised any claim relating to Taxes, (4) filed any amended Tax Return, (5) surrendered any claim for a refund of Taxes, or (6) consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment;
(c)    (A) the Company has not made, or granted, (1) any bonus or any wage, severance or termination pay, salary or compensation increase to any current director, officer, senior management employee or independent contractor in excess of ten percent (10%) of any such Person’s bonus, wage, severance or termination pay, salary or compensation which was in effect as of December 31, 2012, (2) any increase of any benefit provided under any employee benefit plan, employment agreement or arrangement in excess of Five Thousand Dollars ($5,000) per annum, including any fringe benefit plan or arrangement, or (3) any equity or equity-based compensation award; and (B) except as required to reflect legal requirements or avoid adverse Tax consequences to the Company or to any employees of the Company, the Company has not amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement;
(d)    the Company has not merged or consolidated with any corporation or other entity or invested in, loaned to, made an advance (except for advances to Seller or to its employees or officers for business expenses incurred in the ordinary course of business consistent with past practice) or capital contribution to, or otherwise acquired any capital stock or business of any Person, or consummated any business combination transaction, in each case, whether in a single transaction or series of related transactions;
(e)    the Company has not amended its Charter Documents to take, agree to take or authorize any action to wind up its affairs or dissolve or change its corporate or other organizational form or amend any terms of its outstanding securities;

(f)    the Company has not sold, assigned or transferred, any tangible or intangible property (including any Intellectual Property) or assets having a book value, in any individual case, in excess of Twenty Five Thousand Dollars ($25,000), except for sales of inventory in the ordinary course of business consistent with past practice and except for Permitted Liens;
(g)    made any commitment for capital expenditures, except in accordance with the Company’s 2013 capital expenditure budget attached as Schedule 4.6(g) or otherwise failed to make capital expenditures when and as contemplated by such budget;
(h)    the Company has not purchased or leased, or committed to purchase or lease, any tangible or intangible property or assets of any asset for an amount in excess of Twenty Five Thousand Dollars ($25,000) individually, except for purchases of inventory and supplies in the ordinary course of business consistent with past practice;
(i)    the Company has not amended, modified in any material respect or terminated any existing Material Contract (other than a termination of a Material Contract as a result of the expiration of the term of such Material Contract);
(j)    the Company has not authorized for issuance, issued or sold or agreed or committed to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents;
(k)    the Company has not declared, set aside or paid any dividends or distributions, or purchased or redeemed any of its outstanding equity securities;
(l)    the Company has not made any advances or loans or incurred any Indebtedness or assumed, guaranteed, or endorsed the indebtedness of any other Person, or canceled any debt owed to it or released any claim possessed by it, other than (i) in the ordinary course of business, (ii) pursuant to existing financing arrangements, (iii) employee loans which do not exceed Two Thousand Five Hundred Dollars ($2,500) per employee, or (iv) Indebtedness reflected in the Financial Statements;
(m)    incurred any damage, destruction or loss in excess of $10,000 (whether or not covered by insurance) adversely affecting the assets of the Company or materially and adversely affecting the business of the Company;
(n)    waived a valuable right or a material debt or receivable owed to it, or settled or compromised any pending or threatened suit, action or claim;
(o)    the Company has not instituted any proceedings;
(p)    the Company has not mortgaged, pledged or subjected to any material Lien, other than Permitted Liens, any of its material properties or assets; and
(q)    the Company has not entered into any agreement, whether oral or written, to do any of the foregoing (other than this Agreement).

4.7    Taxes. Except as set forth on Schedule 4.7:
(a)    All Tax Returns required to be filed by or with respect to the Company have been properly filed (taking into account applicable extensions of time to file), and all such Tax Returns (including information provided therewith or with respect thereto) are accurate and complete in all material respects. All Taxes due and payable by the Company (whether or not shown to be due on any such Tax Returns) have been paid.
(b)    No Tax claims, audits or proceedings by any Taxing Authority are pending against or with respect to the Company. The Company has received no written notice of any such claim, audit or proceeding, and, to the Company’s Knowledge, none is threatened.
(c)    There are not currently in force any waivers or agreements binding upon the Company for the extension of time or statute of limitations within which to file any Tax Return or for the assessment or payment of any Tax for any taxable period, and no request for any such waiver or extension is currently pending.
(d)    The Company has properly withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, partner, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person.
(e)    Each of Seller and the Company is, for United States federal income Tax purposes, classified as an association taxable as a corporation within the meaning of Treasury Regulation §§ 301.7701-1 et seq. Seller is the parent member of an affiliated group filing consolidated U.S. federal income Tax Returns which include the Company. All elections and consents to include the Company in such Tax Returns (including, without limitation, consent of the Company on IRS Form 1122) have been validly and timely filed.
(f)    The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code. The Company has not engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(g)    The Company has never been a member of a Relevant Group (other than a Relevant Group the common parent of which is Seller), and the Company does not have any Liability for the Taxes of any other Person (other than another member of any Relevant Group of which Seller is the common parent) under Section 1.1502-6 of the Treasury regulations (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.
(h)    The Company has neither agreed to nor is required to make any adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method, there is no application pending with any Taxing Authority requesting permission for any change in accounting method, and no Taxing Authority has proposed any such adjustment.
(i)    The Company does not own, and during the seven (7) year period ending on the date hereof has not owned, an interest in any other corporation or an interest in any partnership or other entity, including an entity the separate existence of which is disregarded for federal income Tax purposes.
(j)During the five (5) year period ending on the date hereof, no written claim has been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to Tax by, or required to file any Tax Return in, that jurisdiction, and no written claim that remains unresolved has been made at any other time by any such Taxing Authority relating to any claim that the Company is or may be subject to Tax by, or required to file any Tax Return in, that jurisdiction). The Company does not have, and never has had, a permanent establishment in any country other than the United States, and the Company is not, and has never been, subject to Tax in a jurisdiction outside the United States.
(k)The Company is not, and has not been at any time during the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.
(l)There is no Taxable income of the Company that was received or accrued prior to the Closing that will be required under applicable Tax Law to be reported for a Post-Closing Tax Period that is attributable to a transaction (such as an installment sale) or event that occurred on or prior to the Closing.
(m)There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company (other than Permitted Liens).
(n)The Company is not subject to a private letter ruling of the Internal Revenue Service or comparable rulings of other Taxing Authorities. The Company has not granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(o)The Company has never distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(p)The Company has neither executed nor entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law.
(q)Seller has made available to Buyer (in Seller’s electronic data room) complete copies of (i) the portion of Seller's federal Tax Returns relating to the Company for Taxable periods since January 1, 2009, and (ii) any audit report issued by any Taxing Authority within the last six (6) years relating to Taxes due from or with respect to the Company.
(r)The Company is not a party to any Tax allocation, Tax sharing or other similar agreement, Tax indemnity obligation or other similar agreement, or other agreement or arrangement with respect to Taxes (including any closing agreement, gain recognition agreement or other material agreement relating to Taxes with any Taxing Authority).

(s)The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that, under certain circumstances, could obligate it to make any payments, that would not be deductible under Section 280G of the Code (or any similar provision of state, local or non-United States Law).
(t)No property owned by the Company is (i) property required to be treated as being owned by another Person pursuant to the provisions of 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.
4.8    Employees.
(a)    Schedule 4.8(a) sets forth (i) a complete and accurate list of the name, job title, current annual base salary pay of each officer, manager and employee of the Company and (ii) last year’s bonus, 2013 bonus opportunity, and severance pay of each officer, manager and employee of the Company receiving an annual base salary in excess of Sixty Five Thousand Dollars ($65,000), including in each case each individual on leave of absence, layoff, short-term disability or other similar status, all as of as of July 1, 2013.
(b)    Except as set forth on Schedule 4.8(b), there are no, and in the past five (5) years there have been no, pending, or to the Company’s Knowledge, threatened claims by any employee or former employee of the Company with respect to his or her employment, termination of employment or any employee benefits (other than routine claims for benefits and for matters that can be or have been resolved for less than Twenty Thousand Dollars ($20,000) individually).
(c)    The Company is not a party to any collective bargaining agreement or similar arrangement. There is no pending or, to the Company’s Knowledge, threatened (i) strike, slowdown or work stoppage, or (ii) application for certification of a collective bargaining agent for any of the employees of the Company. There is no lockout of any employees of the Company, and no such action is contemplated by the Company.
(d)    The Company is in material compliance with all Laws governing the employment of labor, including, but not limited to, all such Laws relating to wages, overtime pay, hours, vacation policies, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security taxes and similar taxes. Each independent contractor of the Company is properly classified as an independent contractor, and no independent contractor has asserted any claim that the independent contractor is entitled to benefits under any Plan. No Person performing services for the Company is improperly classified as a leased employee or as being exempt from the payment of wages for overtime. None of the Company’s employees include any persons who are not United States citizens or persons not legally entitled to work in the United States.

4.9    Employee Benefit Plans and Other Compensation Arrangements.
(a)    Set forth on Schedule 4.9(a) is a list of (i) all material employee benefit plans (as defined in Section 3(3) of ERISA) and (ii) all other severance pay, salary continuation, bonus, incentive, stock option or other equity or equity-type arrangement, welfare, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds or arrangements of any kind (including those which are maintained outside of the United States), in each case with respect to which the Company currently is the sponsor or is obligated to make contributions under the plan terms (collectively, the “Plans”).
(b)    Except as set forth on Schedule 4.9(b):
(i)    the Company has not been the sponsor of, has not been obligated to make contributions under and does not have any liability or potential liability with respect to a “multiemployer plan” (as defined in Title I or Title IV of ERISA) or a plan subject to Title IV of ERISA;
(ii)    no assets of the Company are subject to any Lien pursuant to Sections 303(k) or 4068 of ERISA or Section 430(k) of the Code;
(iii)    each of the Plans that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification and is so qualified in all material respects, except that no representation is made with respect to any formal qualification requirement with respect to which the remedial amendment period under Section 401(b) of the Code has not yet expired;
(iv)    all of the Plans have been operated in compliance in all material respects with their respective terms and all applicable Laws, and all contributions required under the terms of the Plans or applicable Laws have been timely made;
(v)    no amounts payable under the Plans or otherwise will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code;
(vi)    neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, disregarding any termination of employment which may occur on or after the Closing, will (x) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or any employee of the Company from the Company under any Plan or otherwise, (y) materially increase any benefits otherwise payable under any Plan, or (z) result in any acceleration of the timing of payment or vesting of any such benefits to any material extent;
(vii)    none of the Plans provides medical or other welfare type benefits to any retired Person, or any current employee of the Company following such employee’s retirement or other termination of employment, except as required by applicable Law (including Section 4980B of the Code); and

(viii)    the Company does not maintain any Plan under which it would be obligated to pay benefits solely because of the consummation of the transactions contemplated by this Agreement, disregarding any termination of employment which may occur on or after the Closing.
4.10    Permits; Compliance with Laws; FDA. The Company has complied with, and is in compliance with, with all applicable Laws in all material respects, and possesses all material licenses, permits, registrations, clearances, approvals, permanent certificates of occupancy, authorizations, and certificates from any Governmental Authority required under applicable Law with respect to the operation of its business as currently conducted (collectively, “Permits”), and Schedule 4.10(a) sets forth a true, complete and correct list of all Permits which are necessary for the lawful conduct of the Company’s business.
(b)    Except as set forth on Schedule 4.10(b), in the past five (5) years, the Company has not received any notice from any Governmental Authority regarding any material violation of, or material failure to comply with, any Permit, Law or Order applicable to the Company or by which any properties or assets owned or used by the Company are bound or affected. To the Company’s Knowledge, the Company is not under investigation with respect to the violation of any Law applicable to it and there are no facts or circumstances which could form the basis for any such violation.
(c)    Neither the Company, any of its employees, officers or directors, nor any of it agents, representatives or Persons acting on their behalf have: (i) provided or promised to provide, directly or indirectly, any unlawful contribution, gift, entertainment or other unlawful payment to any foreign or domestic government employee relating to political activity; or (ii) taken any action, directly or indirectly, that violates the Foreign Corrupt Practices Act of 1977 (“FCPA”), Corruption of Foreign Public Official Act (Canada) or any other applicable anti-corruption Law of any foreign jurisdiction, including, without limitation, “use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value” to any “foreign official” (as is defined in the FCPA), any foreign political party or official thereof, or any candidate for foreign political office, to influence their acts or decisions in their official capacity, to induce them to do or omit from doing any act in violation of their lawful duty, or to secure any improper advantage in order to assist in obtaining business, or retaining business, or directing business to any Person; and (iii) made or proposed to make any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature, including to healthcare providers or those employed by any governmental institutions.
(d)    The Company has complied in all material respects with, and is in compliance in all material respects with, each Order, Law, determination, directive, writ, judgment, injunction, decree, statute or ruling of any Governmental Authority, including, without limitation, (i) all foreign or domestic, federal and state health care, institutional and professional licensure, distribution, occupational safety, controlled substances, hazardous waste, kickbacks, false or fraudulent claims, anti-corruption or bribery, import and export laws and regulations, and (ii) all statutes, regulations, rules, Orders, decisions, and regulations pertaining to, promulgated pursuant to, regarding or related to (A) the federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. § 301 et seq., (unless, with respect to the FD&C Act, such failure to comply would not have a Material Adverse Effect), (B) the government-sponsored entitlement program under Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq., (commonly known as Medicare), (C) the means-tested entitlement program under Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq., (commonly known as “Medicaid”), (D) 42 U.S.C. § 1320a-7b (commonly known as the “Anti-kickback Statute”), (E) 42 U.S.C. § 1395nn (commonly known as the “Stark Law”), (F) 31 U.S.C. §§ 3729–3733 (commonly known as the “False Claims Act”), (G) consumer product safety laws, and (H) any foreign and state equivalents of the foregoing), in each case applicable to the Company and its products.
(e)    Except as set forth on Schedule 4.10(e) (each, a “Pre-Closing MAUDE Report”), during the five (5) year period ending on the date hereof, the Company has not (i) received any applicable adverse event reports related to the Company’s products, including any events that would require the Company to submit a Medical Device Report (as defined in 21 CFR 803), (ii) submitted any Medical Device Report (as defined in 21 CFR 803), or (iii) received any notice or written communication from the FDA or any other Governmental Authority (A) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products or (B) otherwise alleging any violation of any Laws by the Company. Except for Losses incurred in connection with, arising out of or related to any Medical Device Report submitted related to the Ongoing Field Correction, the Company has no Loss in connection with, arising out of or related to any Pre-Closing MAUDE Report.
(f)    Except as set forth on Schedule 4.10(f), during the five (5) year period ending on the date hereof, there have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to Company’s Knowledge, threatened) by the FDA or any other Governmental Authority with respect to any of the Company’s products. All written (including electronic) filings with and submissions to the FDA and any other Governmental Authority made by or on behalf of the Company with regard to the Company’s Products were true, accurate and complete in all material respects as of the date made.
4.11    Real and Personal Properties.
(a)    The Company does not own any real property nor has it owed any real property in the past five (5) years except as set forth on Schedule 4.11(a). Schedule 4.11(a) identifies all of the real property demised by leases or subleases, including the name of each lease agreement together with all material amendments thereto and assignments thereof (collectively, the “Leases”) to the Company (collectively, the “Leased Real Property”). Correct and complete copies of such Leases (including all material amendments and assignments thereof) as in full force and effect as of the date of this Agreement have been made available to Buyer.
(b)    The Company holds a valid and existing leasehold interest under each of the Leases to which it is a party for the terms set forth therein. All of the Leases are in full force and effect and enforceable by the Company in accordance with their terms, subject to the Enforceability Exceptions. The Company has performed all material obligations required to be performed under each such Lease and the Company is not in material breach of or in material default under any Lease to which it is a party. As of the Closing, there will be no mortgages or other Liens on the Company’s leasehold interest, as applicable in the Leased Real Property.

(c)    The Company has not received written or, to the Company’s knowledge, oral notice of any pending or contemplated condemnation, expropriation or other proceeding in eminent domain affecting the Leased Real Property or any portion thereof or interest therein, and to the Company’s Knowledge, no such proceeding has been threatened against the Leased Real Property. Neither the Company nor Seller has received any written or oral notice that the current use and occupancy of the Leased Real Property violates any Law in any material respect.
(d)    The Company owns the items of material tangible personal property reflected on the Acquisition Balance Sheet or acquired thereafter (except for assets reflected thereon or acquired thereafter that have been disposed of in the ordinary course of business consistent with past practice since the date of the Acquisition Balance Sheet), free and clear of all Liens, except for (i) Liens identified or described on Schedule 4.11(d) and (ii) Permitted Liens. The tangible personal property of the Company owned or leased by the Company has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject only to ordinary wear and tear), and is suitable for the purposes for which it is presently used and presently is proposed to be used.
(e)    Except for the assets set forth on Schedule 4.11(e), none of the assets of Seller or any of its Subsidiaries are used to operate the business as presently conducted.
4.12    Intellectual Properties.
(a)    Schedule 4.12(a) sets forth a listing of all registered or material Company Intellectual Property and all pending applications therefor. No third party has any interest in any Intellectual Property that was developed, or that is in the process of being developed, specifically for use in the business of the Company.
(b)    Schedule 4.12(b) sets forth a listing of all material written licenses (excluding Off-the-Shelf Software and end user licenses for mass market Software) pursuant to which the Company is a party either as a licensee or licensor and any other Contract under which the Company grants or receives any rights to Intellectual Property (the “Licenses”).
(c)    Except as set forth on Schedule 4.12(c), the Company owns all right, title and interest in and to the registered or material Company Intellectual Property. The registered and material Company Intellectual Property is valid, subsisting, in full force and effect, and has not been invalidated cancelled, expired or abandoned or subject to any proceeding asserting the same and, during the five (5) year period ending on the date hereof, no third party has made any claims (written or oral) contesting the use, ownership or enforceability thereof. There are no contracts, sublicenses, agreements, permissions, consents, covenants, or similar agreements or arrangements, whether written or oral, pursuant to which a license, covenant not to sue, or similar permission in which any material or registered right in Intellectual Property has been granted.
(d)    The Company has a valid and enforceable right or license to use (as currently being used) any material Intellectual Property used in its business that is owned by a third party, subject to the Enforceability Exceptions.

(e)    Neither the registered or material Company Intellectual Property nor the material Intellectual Property used but not owned by the Company are subject to any restrictions or limitations (including any outstanding Order) materially restricting in any manner the use, transfer, disclosure or licensing thereof by Seller. Except in connection with those items listed in Schedule 4.12(b), the Company does not have any current or future obligation to pay any royalty, license fee, honoraria or other similar consideration to any third party or to obtain any approval or consent for use of the any registered or material Intellectual Property used in the business of the Company.
(f)    The Company has not received in the past five (5) years any written notice regarding the violation, dilution, infringement or misappropriation by the Company of any Intellectual Property of any third party.
(g)    The conduct of the Company’s business does not infringe upon or misappropriate any Intellectual Property of any third party, and, to the Company’s Knowledge, no third party is infringing or has infringed, misappropriated or otherwise violated any of the material Company Intellectual Property.
(h)    The Company has taken all commercially reasonable precautions to protect the secrecy, confidentiality and value of any such trade secrets and know-how.
(i)    With respect to any copyrights owned or licensed by the Company, the Company has obtained from all appropriate Persons written unrestricted waivers of all moral rights with respect to such works.
(j)    None of the Software used in the business contains any open source Software.
4.13    Contracts. Schedule 4.13 sets forth a true, correct and complete listing as of the date hereof of all of the currently effective Contracts of the following types to which the Company is a party or by which any material assets of the Company are bound or are subject:
(a)    Contracts or group of related Contracts, other than purchase orders entered into in the ordinary course of business consistent with past practice, which involve commitments to make capital expenditures or which provide for the purchase of assets, goods or services by the Company from any one Person under which the undelivered balance of such goods or services has a purchase price in excess of Fifty Thousand Dollars ($50,000) in any consecutive twelve (12) month period after the date hereof;
(b)    Contracts or group of related Contracts, other than sales orders entered into in the ordinary course of business consistent with past practice, which provide for the sale of goods or services by the Company and under which the undelivered balance of such goods or services has a sale price in excess of Fifty Thousand Dollars ($50,000) in any consecutive twelve (12) month period after the date hereof;
(c)    employment, confidentiality and non-competition agreements with any employee who receives salary and bonus in excess of Seventy Five Thousand Dollars ($75,000) per annum;

(d)    Contracts which contain (A) a covenant not to compete, (B) exclusivity provisions binding on the Company, or (C) any other restriction, in each case that materially limits or impairs the ability of the Company to freely conduct its business, to enter into Contracts with any Person or to engage in any line of business or that otherwise purports to restrict the business activity of the Company;
(e)    Contracts which grants any right of first refusal or first offer or similar right or that could require the disposition of any assets or line of the Company;
(f)    Contracts between any Governmental Authority, on the one hand, and the Company on the other hand;
(g)    Contracts entered into within the past five (5) years in connection with an acquisition, sale or similar Contract or other Contract relating to the acquisition or disposition of assets of the Company (other than Contracts in respect of the purchase of assets in the ordinary course of business consistent with past practice that, individually and in the aggregate, are not material);
(h)    Contracts which relate to any indenture, mortgage, loan agreement or other Contract for the borrowing, guarantee or advancement of money or a line of credit for any Indebtedness of the Company;
(i)    Contracts which contain earn-out, deferred or contingent payment obligations on the part of the Company and under which the Company has any continuing potential liability or obligation in connection therewith;
(j)    Contracts in which the Company (A) has granted manufacturing rights, (B) has granted “most favored nation” pricing provisions, (C) has granted marketing or distribution rights relating to any products or territory, or (D) has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;
(k)    Contracts entered into by the Company within the past five (5) years in connection with any joint venture, partnership or any equity ownership by the Company of any other Person;
(l)    Contracts pursuant to which the Company is a lessor or a lessee of any personal property or the lessor of any real property, except for any such leases under which the aggregate annual rent or lease payments do not exceed Twenty Five Thousand Dollars ($25,000) and which are not terminable by the Company upon ninety (90) days’ or less advance notice;
(m)    other than Contracts for the sale of inventory in the ordinary course of business, Contracts for the sale, assignment, transfer or other disposition of assets involving a purchase price (in a single transaction or a series of related transactions) in excess of Twenty Five Thousand Dollars ($25,000) and under which the Company has any continuing liability or obligation;

(n)    Contracts not included in subsection (c) providing for severance, retention, change in control or other similar payments;
(o)    other than non-disclosure agreements or Contracts for the sale of inventory in the ordinary course of business, Contracts with any distributor, broker or independent sales representative which accounted for annual sales in the year ended December 31, 2012 in excess of Fifty Thousand Dollars ($50,000);
(p)    any Contract, whether oral or written, between the Company on the one hand, and Seller or any of its Affiliates, on the other hand;
(q)    Contracts with any officer or director of the Company, or any Affiliate of any of the foregoing, or in the case of any individual, any immediate family member of any of the foregoing; and
(r)    Contracts under which the Company has made advances or loans to any other Person, other than employee loans which do not exceed Two Thousand Five Hundred Dollars ($2,500) per employee.
Correct and complete copies of each written Contract or summaries of each oral Contract, in each case, required to be identified on Schedule 4.13, including amendments thereto (collectively, the “Material Contracts”) have been made available to Buyer.
Except as set forth on Schedule 4.13(b), as of the date of this Agreement, (i) all of the Material Contracts are in full force and effect and are enforceable against the Company, and to the Company’s Knowledge, the other parties thereto, in accordance with their respective terms, subject in each case to the Enforceability Exceptions, (ii) the Company has performed all obligations required to be performed by it pursuant to such Material Contracts and the Company is not in breach or default of any such Material Contracts in any material respect, and (iii) to the Company’s Knowledge, there are no existing threats of default, breaches or violations of any of such Material Contracts by any other party thereto. The Company has not received notice from any party to a Material Contract of any material breach or default or that such party intends to modify, cancel or terminate a Material Contract.
4.14    Litigation. Except as set forth on Schedule 4.14, there are no, and in the past five (5) years there have been no, actions, suits, arbitrations, proceedings or claims of any kind whatsoever (including, but not limited to, products liability claims alleging any injury to any Person caused by the product manufactured or sold by the Company), at Law or in equity, pending, or to the Company’s Knowledge, threatened, against the Company or involving any of the Company’s products (i.e., lawsuits, proceedings, claims, etc. involving the Company’s products and Seller or one of its Affiliates in which the Company is not a named party). The Company is not subject to any Order, including, but not limited to the Consent Decree, and is not in breach or violation of any Order.
4.15    Brokerage. No Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Company or Seller, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement, other than fees payable to Sun Trust Robinson Humphrey (which fees will be payable by Seller and not the Company).

4.16    Insurance.
(a)    Schedule 4.16(a) sets forth a true, correct and complete listing of all insurance policies or binders (including the names of the carriers of such policies, the policy limits and the expiration date) currently owned, held by or applicable to the Company (or its assets, properties, products, employees, operations or business) (each an “Insurance Policy”, and, collectively, the “Insurance Policies”), true, correct and complete copies of which have been provided to Buyer. With respect to each Insurance Policy: (i) each Insurance Policy with respect to the Company is currently in full force and effect and is legal, valid, binding and enforceable against the Company and, to the Company’s Knowledge, the other party thereto in accordance with its terms and, except for Insurance Policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the Insurance Policy, and (iii) no notice of cancellation or termination of any Insurance Policy has been received. All known potential insurance claims for matters arising prior to the Closing Date for which insurance coverage is (or would have been) available have been timely and properly tendered to the respective insurance carrier by the Company. During the past five (5) years, the Company has not been refused any insurance by any insurance carrier to which it has applied for any such insurance or with which it has carried such insurance. During the past five (5) years, no insurance carrier has questioned, denied or disputed coverage of any claim with respect to the Company (or its assets, properties, products, employees, operations or business) in excess of Five Thousand Dollars ($5,000) individually or Twenty Thousand Dollars ($20,000) in the aggregate or otherwise cancelled or threatened to cancel any insurance policy which covered the Company (or its assets, properties, products, employees, operations or business).
(b)    Schedule 4.16(b) sets forth a true, correct and complete list of all claims with respect to the Company (or its assets, properties, products, employees, operations or business) pending on any Insurance Policy and there is no such claim as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriter.
4.17    Environmental Matters.
(a)    There has been no generation, Treatment, Storage, Release, Disposal or transport of any Hazardous Material, regardless of quantity, at, on, under, or from any of the Leased Real Property by the Company, except in compliance with applicable Environmental Laws. The operations of the Company comply in all material respects with all Environmental Laws, and the Company has obtained and is in material compliance with all Governmental Authorizations required under Environmental Law to operate the Leased Real Property and the business of the Company.
(b)    The Company has not agreed to assume or accept responsibility, by contract or otherwise, for any liability of any other Person under Environmental Laws. The Company is not subject to any Order or other arrangement with any Governmental Authority relating to compliance with or liability under Environmental Laws or relating to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(c)    In the past five (5) years, the Company has not received any notice, Order or other communication from any Governmental Authority or any Person claiming that the Company is, or may be in violation of any Environmental Law or liable for personal injury or property damage or for any other costs or expenses related to any Release, Treatment, Storage or Disposal of, or exposure to, any Hazardous Material. No claim or proceeding related to a breach or alleged breach of Environmental Law by or on behalf of the Company is pending against the Company, nor to the Company’s Knowledge is any such claim or proceeding threatened against the Company.
(d)    To the Company’s Knowledge, no claim is pending or threatened against any facilities that received Hazardous Materials generated by the Company.
(e)    The Company has delivered to Buyer true and complete copies of all environmental reports, studies, investigations or material correspondence in its possession regarding the Leased Real Property or the operations and business of the Company.
4.18    Product Warranty.
(a)    Attached to Schedule 4.18(a) are true and complete copies of the Company’s (i) current standard terms and conditions of sale and warranty, and (ii) prior versions of the Company’s standard terms and conditions of sale and warranty utilized during the past five (5) years.
(b)    The Company has no liability for replacement or repair of any of its products in excess of the Company’s applicable reserves for product warranty claims set forth on the Final Adjustment Statement.
(c)    Except as set forth on Schedule 4.18(c), each product sold, leased or delivered by the Company has been in material conformity with all applicable contractual commitments and specifications and all express and implied warranties related to such product.
(d)    Except as set forth on Schedule 4.18(d), during the past five (5) years, there has not been, nor, to the Company’s Knowledge is there under consideration by the Company, any product recall or post-sale warning conducted by or on behalf of the Company concerning any product sold, manufactured, leased or delivered by the Company. The Company does not have any material liability in excess of the Company’s applicable reserves for product warranty claims set forth on the Final Adjustment Statement arising from or alleged to arise from any actual or alleged injury to Persons, damage to property or other loss or damages as a result of the services, items or products rendered, or the ownership, possession or use of any product or item produced, marketed, assembled, repackaged, distributed, licensed and/or sold, by the Company, including claims arising out of the defective or unsafe nature or design of any of the Company’s products, or any failure to warn thereof or to replace or repair of any Company product or item.

4.19    Related Party Transactions. Except as set forth on Schedule 4.19, to the Company’s Knowledge, no Related Person: (a) owes any amount to the Company, nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person (other than any payments to, and reimbursement of fees and expenses of, employees, directors and officers of the Company in the ordinary course of business), (b) owns any property or right, tangible or intangible, that is used by the Company, or (c) has any claim or cause of action against the Company, other than claims for accrued compensation, benefits or expense reimbursement arising in the ordinary course of employment.
4.20    Inventories. The inventories of the Company are in good and marketable condition, and are usable and of a quantity and quality saleable in the ordinary course. The inventories of the Company included in the Interim Financial Statements were valued at the lower of cost or market and were properly stated therein in accordance with GAAP consistently applied. The general reserves reflected in the Interim Financial Statements for obsolete, excess, damaged, slow-moving, or otherwise unusable inventory were calculated in a manner consistent with past practice.
4.21    Accounts Receivable; Accounts Payable. All accounts receivable, net of reserves, of the Company were acquired or arose from sales actually made or services actually performed in the ordinary course of business that represent bona fide transactions and valid and enforceable claims, subject to no set off, counterclaim or proceeding. All accounts payable of the Company arose in bona fide arm’s length transactions in the ordinary course of business.
4.22    Customers and Suppliers.
(a)    Schedule 4.22(a) lists, for the fiscal year ended December 31, 2012: (i) the top twenty (20) customers of the Company based on the amount of purchases by each such customer and the amount of purchases by each such customer for such fiscal year, and (ii) the top ten (10) suppliers of the Company based on the amount of purchases by the Company from such supplier and the amount purchased by the Company from each such supplier for such fiscal year. No such top 10 supplier is a sole source of supply of any material goods, materials or services used by the Company.
(b)     Except as set forth on Schedule 4.22(b), (A) no supplier listed in Schedule 4.22(a) (i) has stopped or materially decreased, has overtly threatened to stop or materially decrease the rate of supplying materials, products or services to the Company, or (ii) is seeking to materially and adversely renegotiate the terms of any Contract under which the Company is receiving services or purchasing goods from such supplier, and (B) no customer listed on Schedule 4.22(a) (i) has stopped or materially decreased, has overtly threatened to stop, or materially decrease the rate of purchasing materials, products or services from the Company, or (ii) is seeking to materially and adversely renegotiate the terms of any Contract under which the Company is providing services or selling goods to such customer.
4.23    Bank Accounts.

(a)    Schedule 4.23(a) sets forth the name of each bank in which the Company maintains any account or safe deposit box, along with the account or safe deposit box number, together with the signatories to each such account.
(b)    Schedule 4.23(b) sets forth the name of each bank in which Seller or any of its Affiliates (other than the Company) maintains any account or safe deposit box pursuant to which any cash of the Company is deposited or received or pursuant to which any payment is made on behalf of the Company, along with the account or safe deposit box number, together with the signatories to each such account.
4.24    Minutes; Books and Records. The Company has delivered to Buyer true, complete and accurate copies of, or the complete original of, the minute books of the Company. The books of account and other records of the Company are complete and correct in all material respects. All corporate actions taken by the Company have been taken in compliance with the terms of the Charter Documents of the Company.
ARTICLE 5
Representations and Warranties of Buyer
Buyer represents and warrants to the Company and Seller as follows:
5.1    Organization; Authorization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite limited liability company power and authority to execute, deliver and perform this Agreement and each other agreement, instrument and document executed and delivered by Buyer pursuant hereto (collectively, the “Buyer Ancillary Agreements”), and to perform its obligations contemplated herein and therein. The execution, delivery and performance by Buyer of this Agreement and the Buyer Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized (by all requisite corporate action or otherwise) on the part of Buyer.
5.2    Execution and Delivery; Enforceability. This Agreement and each Buyer Ancillary Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
5.3    Governmental Authorities; Consents.
(a)    Neither the execution and delivery of this Agreement or any Buyer Ancillary Agreement, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof: (i) conflicts with or results in a breach of any provisions of the Charter Documents of Buyer; (ii) constitutes or results in the breach of any term, condition or provision of, or constitutes a default under (with or without notice or lapse of time, or both), or gives rise to any right of termination, consent, amendment, cancellation, modification or acceleration with respect to, or gives rise to any obligation of Buyer to make any payments under, or results in the creation or imposition of a Lien upon any property or assets of Buyer pursuant to any material Contract to which Buyer is a party or by which any of its properties or assets may be subject; or (iii) violates any Law or Order applicable to Buyer or by which any properties or assets owned or used by Buyer is bound or affected.

(b)    No consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority is required to be obtained or made by Buyer in connection with: (i) the execution, delivery and performance by Buyer of this Agreement or any Buyer Ancillary Agreement in connection herewith; or (ii) the compliance by Buyer with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby.
5.4    Brokerage. Except as set forth on Schedule 5.4, no Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Buyer, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.
5.5    Investment Intent; Restricted Securities. Buyer is acquiring the Shares solely for Buyer’s own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the Shares or dividing its participation herein with others. Buyer has sufficient experience in business, financial and investment matters to be able to evaluate the purchase of the Shares and to make an informed investment decision with respect to such purchase. Buyer is an “accredited investor” within the meaning of Rule 501 promulgated under the 1933 Act. Buyer understands and acknowledges that: (a) none of the Shares have been registered or qualified under the 1933 Act, or under any securities Laws of any state of the United States or other jurisdiction, in reliance upon specific exemptions thereunder for transactions not involving any public offering; (b) all of the Shares constitute “restricted securities” as defined in Rule 144 under the 1933 Act; (c) none of the Shares are traded or tradable on any securities exchange or over-the-counter; and (d) none of the Shares may be sold, transferred or otherwise disposed of unless a registration statement under the 1933 Act with respect to such Shares and qualification in accordance with any applicable state securities Laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available.
5.6    Solvency. After giving effect to the transactions contemplated by this Agreement, Buyer and the Company: (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its liabilities and that the present saleable value of its assets will not be less than the amount required to pay its probable liabilities as they become absolute and matured), (b) will have adequate capital with which to engage in its business. In completing the transactions contemplated by this Agreement, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer or the Company.
5.7    No Other Representations or Warranties. Except for the representations and warranties of Seller and the Company, as applicable, set forth in Article 3, Article 4, any Seller Ancillary Agreement or any Company Ancillary Agreement, Buyer acknowledges and agrees that neither Seller nor the Company has made any other express or implied representation or warranty, either written or oral, with respect to the Company or the transactions contemplated by this Agreement, as applicable.

ARTICLE 6
Closing Deliveries
6.1    Closing Deliveries by Seller. At or prior to Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:
(a)    all certificates for the Shares, duly endorsed for transfer or accompanied by a duly executed stock power or other appropriate instrument of assignment and transfer;
(b)    the written resignation, effective as of the Closing, of the directors and non-employee officers of the Company set forth on Schedule 6.1(b);
(c)    payoff letters in a commercially reasonable form with respect to the Repaid Closing Indebtedness and Transaction Expenses, which letters provide for the release of all Liens relating to the Repaid Closing Indebtedness and Transaction Expenses following satisfaction of the terms contained in such payoff letters;
(d)    letters from Seller’s lenders releasing the Company from any obligations the Company has under Seller’s credit facilities, and providing for the release of any Liens against the Company related to Seller’s credit facilities;
(e)    a certificate of good standing for the Company as of the most recent practicable date from the Secretary of State of the State of Delaware;
(f)    a duly executed counterpart to a contract manufacturing agreement in the form attached hereto as Exhibit B (the “Contract Manufacturing Agreement”);
(g)    a general release of claims, in form and substance reasonably acceptable to Buyer, duly executed by Seller;
(h)    a certificate signed by Seller under penalties of perjury stating that Seller is not a “foreign person” as defined in Section 1445 of the Code, and otherwise meeting the requirements of Section 1.445-2(b) of the Treasury Regulations;
(i)    evidence of the purchase of the products liability insurance tail policy in accordance with Section 8.1.6;
(j)    an executed certificate of the secretary of Seller certifying: (a) that the Charter Documents of Seller (which are to be attached to the certificate) are true and correct as of the Closing Date, (b) the names and signatures of the officers authorized to sign this Agreement and the other documents to be delivered in connection herewith by Seller, and (c) the resolutions of the board of directors of Seller authorizing the transactions contemplated under this Agreement;
(k)    an executed certificate of the secretary of the Company certifying: (a) that the Charter Documents of the Company (which are to be attached to the certificate) are true and correct as of the Closing Date, (b) the names and signatures of the officers authorized to sign this Agreement and the other documents to be delivered in connection herewith by the Company, and (c) the resolutions of the board of directors of the Company authorizing the transactions contemplated under this Agreement;

(l)    all third party consents and approvals set forth on Schedule 6.1(k);
(m)    duly executed employment agreement by and between the Company and Doug Keeslar; and
(n)    an assignment and assumption agreement by and between the Company and Seller conveying Seller’s interest in the agreements set forth on Schedule 6.1(n) to the Company.
(o)    duly executed terminations of each of the agreements set forth on Schedule 6.1(o).
Any agreement or document to be delivered to Buyer pursuant to this Section 6.1 shall be in form and substance reasonably satisfactory to Buyer.
6.2    Closing Deliveries by Buyer. At or prior to Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:
(a)    to Seller’s Account, the Estimated Purchase Price payable in accordance with Section 2.3 and the Closing Certificate;
(b)    the satisfaction of the Repaid Closing Indebtedness and Transaction Expenses payable in accordance with Section 2.3 and the Closing Certificate;
(c)    a certificate of good standing as of the most recent practicable date from the Secretary of State where Buyer is incorporated; and
(d)    a duly executed counterpart to a Contract Manufacturing Agreement from the Company.
Any agreement or document to be delivered to Seller pursuant to this Section 6.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Seller.
6.3    401(k) Plan Transition Matters
(a)    Prior to the Closing date, Seller shall take, and, to the extent necessary, cause the Company to take, all actions necessary to cause, effective as of the Closing Date: each Company employee who is eligible to participate in the Invacare Retirement Savings Plan (the “Seller 401(k) Plan”, and each such employee is a “Company Employee”) to cease to be an active participant in the Seller 401(k) Plan, and fully vest, to the extent not already vested, each such Company Employee in his or her account, if any, under the Seller 401(k) Plan. As of the Closing Date or as soon as administratively practicable thereafter, Seller shall contribute to the Seller 401(k) Plan for the benefit of the Company Employees (former employees of the Company, to the extent applicable) (x) all contributions due with respect to the last plan year ending prior to the Closing Date and (y) all employer and employee contributions with respect to the plan year including the Closing Date and relating to Seller 401(k) Plan-considered compensation earned by the Company Employees as of the Closing Date.

(b)    From and after the Closing, Buyer shall cause the Company to sponsor or maintain a benefit plan that is intended to satisfy the requirements of Sections 401(a) and 401(k) of the Code (the “Buyer 401(k) Plan”). The Buyer 401(k) Plan shall not accept a plan-to-plan transfer of assets and liabilities from the Seller 401(k) Plan, except in the form of eligible rollover distributions, as provided in the succeeding sentences of this paragraph (b), and as a result, the Company Employees will experience a distributable event under the Seller 401(k) Plan due to their severance from employment under the Seller 401(k) Plan arising from the transactions contemplated by this Agreement. Buyer shall cause the Buyer 401(k) Plan to accept rollover contributions of amounts distributed to the Company Employees. Such rollover contributions shall be in cash, except to the extent that the rollover contribution is made not later than the end of the calendar quarter following the calendar quarter in which the Closing occurs, the Buyer 401(k) Plan will accept in-kind rollovers of each such Company Employee’s participant loan balance(s) and provide for continued repayments of any such loans through payroll deductions commencing not later than with the first payroll period ending not more than fourteen (14) days following the date of such rollover.
ARTICLE 7
The Closing
The consummation of the transactions contemplated herein (the “Closing”) will take place simultaneous with the execution hereof at the offices of Calfee, Halter & Griswold LLP in Cleveland, Ohio, or at such other time and place as to which Buyer and Seller may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” The transfers and deliveries described in Article 6 shall be mutually interdependent and shall be regarded as occurring simultaneously, and, any other provision of this Agreement notwithstanding, no such transfer or delivery shall become effective or shall be deemed to have occurred until all of the other transfers and deliveries provided for in Article 6 shall also have occurred or been waived in writing by the party entitled to waive the same. For purposes of allocation of expenses, adjustments, tax and other financial effects of the transactions contemplated hereby, the Closing shall be deemed to have occurred at 11:59 p.m. Eastern Standard Time on the day immediately prior to the Closing Date. For all other purposes, including passage of title and risk of loss, the effective time shall be at the Closing.
ARTICLE 8
Covenants and Agreements
8.1    Covenants.
8.1.1    Post-Closing Publicity. Following the Closing, no party shall issue any press releases or public announcements setting forth the specific terms of this Agreement or the transactions contemplated herein without the prior approval of Buyer or Seller, as the case may be, which approval shall not be unreasonably withheld, except as may be required by Law or by any Governmental Authority or the rules of any stock exchange or trading system or as may be reasonably necessary to enforce any rights under this Agreement. For the avoidance of doubt, in connection with any disclosure or announcement required by Law or any Governmental Authority or the rules of any stock exchange or trading system, Seller may disclose the financial and other material terms of the transactions contemplated by this Agreement, including the Purchase Price and the effect the transaction will have on the earnings of Seller as a whole. Each party shall be entitled to disclose or comment to any Person that a transaction has been consummated. In addition, nothing herein shall preclude communications or disclosures necessary to implement the provisions of this

Agreement, and Buyer, Seller and their respective Affiliates may make such disclosures as they may consider necessary in order to satisfy their legal or contractual obligations to their lenders, shareholders, (current or potential) investors or other interested parties, or for general marketing purposes, without the prior written consent of Seller or Buyer, as the case may be.
8.1.2    Expenses. Buyer shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Buyer or its representatives. Seller shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Seller, the Company or any of their respective representatives.
8.1.3    No Assignments. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties; provided, however, that (a) Buyer may assign or grant security interests in this Agreement and its rights hereunder, and under the Company Ancillary Agreements and the Buyer Ancillary Agreements and other agreements and documents delivered pursuant hereto and thereto, to lenders, noteholders, or agents or trustees on their behalf in connection with any financing, and (b) Buyer may assign any of its rights or delegate any of its duties under this Agreement to any controlled Affiliate of Buyer provided, further, that no such assignment shall relieve Buyer of its obligations hereunder.
8.1.4    Access by Seller. Buyer shall, and shall cause the Company to, for a period of five (5) years after the Closing Date, during normal business hours and upon reasonable advance notice, provide Seller and its designees and representatives with such access to the books and records of the Company as may be reasonably requested by Seller, who shall be entitled, at its expense, to make extracts and copies of such books and records to the extent that such access may be reasonably required by Seller in connection with (i) the preparation of the financial statements of Seller, any of Seller’s filings with the SEC or any of Seller’s Tax Returns or in connection with any audit, amended Tax Return, claim for refund or any proceeding with respect thereto, and (ii) the investigation, litigation and final disposition of any claims, proceedings or investigations in connection with any Third Party Claim which may have been or may be made by or against Seller in connection with the conduct of the business of the Company prior to the date hereof or the consummation of the transactions contemplated hereby; provided that if such Third Party Claim relates to a claim initiated by or on behalf of any Buyer Indemnitee or a claim to which any Buyer Indemnitee is also a party, then neither Buyer nor the Company shall be required to provide any such access pursuant to this Section 8.1.4 unless Seller shall have conclusively established in writing its obligation to indemnify the Buyer Indemnitees with respect to such Third-Party Claim and all Losses related thereto. Buyer agrees that it shall not, during such five (5) year period, destroy or cause or permit to be destroyed, other than in the ordinary course of business pursuant to the Company’s record retention policies in effect prior to the Closing, any material books or records without first obtaining the consent of Seller (or providing to Seller notice of such intent and a reasonable opportunity to copy such books or records, at Seller’s expense, at least thirty (30) days prior to such destruction). Notwithstanding the foregoing, neither Buyer nor the Company shall be required to take any action pursuant to this Section 8.1.4 which would result in the loss or potential loss of any attorney-client or work-product privilege that Buyer or the Company may have.

8.1.5    Access by Buyer. Seller shall for a period of five (5) years after the Closing Date, during normal business hours and upon reasonable advance notice, provide Buyer and its designees and representatives with such access to the books and records of Seller and its Affiliates as may be reasonably requested by Buyer, who shall be entitled, at its expense, to make extracts and copies of such books and records to the extent that such access may be reasonably required by Buyer in connection with (i) the preparation of Buyer’s or the Company’s Tax Returns or in connection with any audit, amended Tax Return, claim for refund or any proceeding with respect thereto, (ii) the investigation, litigation and final disposition of any claims, proceedings or investigations (excluding any direct claim (i.e., any claim other than a Third Party Claim) initiated by any Buyer Indemnitee against Seller hereunder, which shall be governed by the discovery rules of the applicable adjudicating authority) which may have been or may be made by or against Buyer or the Company in connection with the conduct of the business of the Company prior to the date hereof or the consummation of the transactions contemplated hereby, or (iii) any matter involving any Governmental Authority, including the filing of reports with the FDA, (iv) any employee benefits or insurance matter, and (v) any human resources, payroll, accounts payable, accounts receivable or similar function pursuant to which Seller or any of its Affiliates provided services to the Company prior to the Closing. Notwithstanding the foregoing, Seller shall not be required to take any action pursuant to this Section 8.1.5 which would result in the loss or potential loss of any attorney-client or work-product privilege that Seller may have.
8.1.6    Products Liability Tail Policy Coverage. Effective as of Closing, the Company shall have purchased coverage, in amounts and upon terms reasonably acceptable to Buyer, a “run-off” or “tail” products liability insurance policy providing products liability insurance coverage for products sold by the Company prior to the Closing Date; provided that 50% of the cost of such policy shall be borne by Buyer and the remaining 50% of the cost shall be borne by Seller as a Transaction Expense.
8.1.7    Notices under Existing Company Real Property Lease and Pre-Closing Contracts; Notices from Governmental Authorities. Seller shall promptly, and in no event later than two (2) Business days upon receipt by Seller or any of its Affiliates, deliver to Buyer copies of any notice or other communication received by Seller or any of its Affiliates which notice or communication was intended for the Company (i) pursuant to that certain Lease Agreement, dated October 15, 2004, between Benji, Inc. and the Company, as amended from time to time, (ii) pursuant to any other Contract of the Company which was in effect as of the Closing Date, or (iii) from any Governmental Authority.

8.1.8    Field Correction Assistance. From and after the Closing Date, Seller shall provide the Company with all reasonably necessary assistance, including providing the Company with access to Seller’s personnel specializing in FDA matters, in connection with the conduct and resolution of the matter described on Schedule 4.10(e) (the “Ongoing Field Correction”). Such assistance shall include providing such consulting services as the Company may reasonably request from time to time and preparing and filing all necessary documents with the FDA to conclude such recall, which filings shall be in form and substance acceptable to the Company in its reasonable discretion. To the extent that any Buyer Indemnitee incurs any costs, expenses or Losses based upon, arising out of or caused by the Ongoing Field Correction, the Company shall deliver a written invoice to Seller which sets forth in reasonable detail, and includes supporting documentation related to any out-of-pocket expense, the amount of any such incurred costs, expenses or Losses. No later than ten (10) days following the receipt of any such invoice delivered pursuant to the preceding sentence, Seller shall pay such invoice unless Seller reasonably contests in good faith any amount included in such an invoice.
8.1.9    Post-Closing Payments. Seller shall promptly, and in no event later than two (2) Business days upon receipt by Seller or any of its Affiliates, forward to Buyer any and all proceeds from accounts receivable or any other payments relating to the Company that are received by Seller or its Affiliates following the Closing Date.
8.1.10    Specified Post-Closing Transition Services.
(a)    From and after the Closing Date and continuing until the applicable expiration date set forth on Schedule 8.1.10(a), Seller shall provide, or cause to be provided, the transition services identified on Schedule 8.1.10(a) to be completed in accordance with the terms set forth on such Schedule.
(b)    From and after the Closing Date and continuing until the applicable expiration date set forth on Schedule 8.1.10(b), Buyer shall provide, or cause to be provided, the transition services identified on Schedule 8.1.10(b) to be completed in accordance with the terms set forth on such Schedule.
8.1.11    Further Assurances. From time to time after the Closing, at the request of any party hereto, each other party hereto shall execute and deliver any further instruments and take such other action as such party may reasonably request to carry out the transactions contemplated hereby.
8.2    Acknowledgement. Except as otherwise expressly set forth in Article 3 or Article 4 (as modified by the Disclosure Schedules) hereof, any Company Ancillary Agreement, any Seller Ancillary Agreement or any other certificate, agreement or instrument delivered by either the Company or Seller pursuant to this Agreement, Seller and the Company expressly disclaim any representations or warranties of any kind or nature, express or implied.
8.3    Company Engagements; Privileged Information.
(a)    Calfee, Halter & Griswold LLP (“Calfee”) has acted as counsel for Seller and the Company (collectively, the “Calfee Clients”) in connection with this Agreement (the “Sale Engagement”) and in that connection Calfee has not acted as counsel for any other Person, including Buyer. Upon the Closing, only the Calfee Clients shall be considered clients of Calfee in the Sale Engagement. All communications between the Calfee Clients and Calfee in the course of the Sale Engagement shall be deemed to be attorney-client confidences that belong solely to Seller and not the Company. Accordingly, neither the Company nor Buyer shall have access to any such communications, or to the files of Calfee relating to the

Sale Engagement. Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and Calfee shall be the sole holders of the attorney-client privilege solely related to the Sale Engagement, and neither the Company nor Buyer shall be a holder thereof, (ii) to the extent that files of Calfee in respect of the Sale Engagement constitute property of a Calfee Client, only Seller shall hold such property rights, and (iii) Calfee shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files solely related to the Sale Engagement to the Company or Buyer by reason of any attorney-client relationship between Calfee and the Company or otherwise.
(b)    Without the need for any consent or waiver by the Company or Buyer, Calfee shall be permitted to represent Seller after the Closing in connection with any matter, including anything related to the transactions contemplated herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Calfee shall be permitted to represent Seller, any of its agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including litigation, arbitration or other adversary proceeding) with Buyer, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement.
(c)    Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Calfee, unless (x) Calfee is specifically engaged in writing by Buyer, to represent the Company after Closing and (y) either such engagement involves no conflict of interest with respect to Seller, or Seller consents in writing at the time to such engagement. Any such representation of the Company by Calfee after Closing shall not affect the foregoing provisions of this Section 8.3 unless otherwise provided in Calfee’s engagement letter. For example, and not by way of limitation, even if Calfee is representing the Company after Closing, Calfee shall be permitted simultaneously to represent Seller in any matter, including any disagreement or dispute relating thereto. Furthermore, Calfee shall be permitted to withdraw from the representation of the Company in order to be able to represent or continue so representing Seller, even if such withdrawal causes the Company or Buyer additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice. To the extent permitted by applicable Law, each of Seller, the Company and Buyer consent to each of the arrangements specified in this Section 8.3 and waives any actual or potential conflict of interest that may be involved in connection with any representation by Calfee permitted by this Section 8.3.
8.4    Restrictive Covenants.
(a)    Seller agrees and acknowledges that it is familiar with the Trade Secrets and other information of a confidential or proprietary nature of the Company, its businesses and business relations. Seller also agrees and acknowledges that Buyer and its Affiliates would be irreparably damaged if Seller were to provide services or to otherwise participate in the operations or business of any Person competing with the businesses of the Company in a similar business and that any such competition would result in a significant loss of goodwill by Buyer in respect of such businesses. Seller further agrees and acknowledges that (i) as of the date of this Agreement, the Company engages in the Restricted Business in the United States or any country in the world in which the Company’s products are sold as of the date of this Agreement and the Company intends to substantially increase its international presence during the Restricted Period, (ii) the covenants and agreements set forth in this Section 8.4 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties hereto if Seller breached any of the provisions of this Section 8.4, and (iii) in order to assure Buyer that the Company’s business and the Shares will retain their value, it is necessary that Seller undertakes not to utilize its special knowledge of the business of the Company to compete with the Company during the Restricted Period.

(b)    For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of its Affiliates and Subsidiaries or any of their respective officers, directors or employees to, directly or indirectly, anywhere in world (i) engage in, render services to, permit such party’s name to be used by others, or assist others in engaging in the Restricted Business; (ii) employ, hire or engage, recruit or solicit for employment or engagement or encourage to leave such employment or engagement, any Person who is employed or engaged by the Company or who was employed within one year of the Closing Date, except if such Person has not been employed by the Company for twelve (12) months prior to such recruitment or solicitation; (iii) have an interest in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, investor, manager, director, member, employee, principal, agent, trustee, advisor or consultant, or (iv) cause, induce or encourage any material actual or prospective customer, strategic partner, vendor, or supplier of the Company (including any existing strategic partner, vendor, franchisee, franchise client or customer of the Company and any Person that becomes a strategic partner, vendor, franchisee, franchise client or customer of the Company after the Closing), or any other Person who has a material business relationship with the Company to terminate or modify any such actual or prospective relationship.
(c)    During the Restricted Period, Seller shall not intentionally disrupt, damage, impair or interfere with the business of the Company.
(d)    Seller acknowledges and agrees that if Seller breaches, or threatens to commit a breach of, any of the provisions of this Section 8.4, Buyer will have no adequate remedy at law, and accordingly, will be entitled, without the requirement of posting any bond, to have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Buyer under law or in equity:
(i)    to seek to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to Buyer and that money damages may not provide an adequate remedy to Buyer; and

(ii)    to seek to recover from such breaching Restricted Seller all monetary damages suffered by Buyer as the result of any acts or omissions constituting a breach of this Section 8.4.
(e)    In the event that any covenant contained in this Section 8.4 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 8.4 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.
8.5    Termination of Affiliate Transactions.
(a)    Prior to the Closing, Seller shall or shall cause the Company to repay or otherwise satisfy any accounts payable, accounts receivable or other liabilities between the Company Group, on the one hand, and Seller or any of its Subsidiaries, on the other hand. Each such accounts payable, accounts receivable or other liabilities outstanding or owed as of July 31, 2013 is set forth on Schedule 8.5(a).
(b)    Prior to the Closing, Seller shall prepare and deliver to Buyer a statement setting out in reasonable detail the calculation of all such accounts payable, accounts receivable or other Liabilities based upon the latest available financial information as of such date and, to the extent reasonably requested by Buyer, provide Buyer with supporting documentation to verify such accounts payable, accounts receivable or other liabilities. Immediately prior to the Closing, any accounts payable, accounts receivable or other liabilities outstanding or owed by the Company to Seller or any of its Subsidiaries shall be deemed by the Company, Seller and all of its applicable Subsidiaries to be repaid or satisfied in full or otherwise released without any liability to the Company.
(c)    Notwithstanding anything in this Agreement to the contrary, at or prior to the Closing, except as otherwise expressly provided in the Contract Manufacturing Agreement, Seller shall, and shall cause the Company to terminate and sever effective upon or before the Closing (i) any services provided to the Company by Seller or any of its Subsidiaries, including Tax, administrative, legal, finance, payroll, or accounting services, and (ii) any Contract between or among the Company, on the one hand, and Seller or any of its Subsidiaries, on the other hand. Each such Contract between or among the Company, on the one hand, and Seller or any of its Subsidiaries, on the other hand, is listed on Schedule 8.5(c).
8.6     Confidentiality. Seller agree to, and shall cause its respective agents, representatives, Affiliates, employees, officers and directors to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to Trade Secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the business of the Company and the Company; (ii) in the event that Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, Seller shall promptly (and in no event less than two Business Days after become aware of such required disclosure) provide Buyer written notice of such requirement so that Buyer or the Company may seek a protective order or other remedy or waive compliance with this Section 8.6; and (iii) in the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 8.6, furnish only that portion of such confidential information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information.
ARTICLE 9
Indemnification
9.1    Indemnification of Buyer. From and after the Closing and subject to the limitations contained herein, Seller shall indemnify, defend, hold harmless, pay and reimburse Buyer and the Company and each of their respective officers, directors, managers, employees, equity holders, partners (limited and general), Affiliates, successors and assigns (collectively, the “Buyer Indemnitees”), from and against any Losses based upon, arising out of or caused by:
(a)    any inaccuracy in any of the representations and warranties made by Seller or the Company in this Agreement, in any Seller Ancillary Agreement, in any Company Ancillary Agreement or in any other certificate, agreement or instrument delivered by Seller or the Company pursuant to this Agreement,
(b)    any breach or nonperformance of any of the covenants made by Seller or the Company in this Agreement, in any Seller Ancillary Agreement or in any Company Ancillary Agreement;
(c)    any unpaid Closing Indebtedness or Transaction Expenses;
(d)    those matters set forth on Schedule 9.1(d); and
(e)    any claim made against any director or officer of Seller or the Company relating to or arising out of matters or conduct which occurred prior to the Closing.
Neither the Company nor Seller makes, and neither shall be deemed to have made, nor is Buyer relying upon, any representation, warranty, covenant or obligation, other than those representations, warranties, covenants and obligations that are expressly set forth in this Agreement, in any Seller Ancillary Agreement or in any Company Ancillary Agreement.
9.2    Indemnification of Seller. From and after the Closing and subject to the limitations contained herein, Buyer shall indemnify, defend, hold harmless, pay and reimburse Seller and its officers, directors, employees, stockholders, Affiliates, successors and assigns (collectively, the “Seller Indemnitees”), from and against any Losses based upon, arising out of or caused by:

(a)    any inaccuracy in any of the representations and warranties made by Buyer in this Agreement or in any Buyer Ancillary Agreement or any other certificate, agreement or instrument delivered by Buyer pursuant to this Agreement, and
(b)    any breach or nonperformance of any of the covenants by Buyer in this Agreement or in any Buyer Ancillary Agreement.
Buyer does not make and shall not be deemed to have made, nor is Seller relying upon, any representation, warranty, covenant or obligation, other than those representations, warranties, covenants and obligations that are expressly set forth in this Agreement or in any Buyer Ancillary Agreement.
9.3    Limitations on Indemnification. Notwithstanding any other provision of this Agreement, the indemnification obligations provided for in this Agreement shall be subject to the limitations and conditions set forth in this Section 9.3.
(a)    Any claim by a Buyer Indemnitee for indemnification pursuant to Section 9.1(a) shall be required to be made by delivering notice to Seller no later than the twelve (12) month anniversary of the Closing Date, except (i) any claim for indemnification resulting from or arising out of any inaccuracy in or breach of any representation or warranty in Section 3.1 [Authority; Capacity and Representation], Section 3.2 [Ownership of Shares], Section 3.3 [Execution and Delivery; Enforceability], Section 4.1 [Organization and Good Standing; Authority and Enforceability], Section 4.2 [Capital Stock], Section 4.3 [Other Ventures], Sections 4.4(a) and 4.4(c) [Noncontravention] and Section 4.15 [Brokerage], and Section 4.19 [Related Party Transactions] (collectively, the “Fundamental Representations”) may be made no later than the seven (7) year anniversary of the Closing Date; (ii) any claim for indemnification resulting from or arising out of any inaccuracy in or breach of any representation or warranty in Section 4.7 [Taxes] may be made no later than sixty (60) days following the expiration of the applicable statute of limitations (including extensions thereof); (iii) any claim for indemnification resulting from or arising out of any inaccuracy in or breach of any representation or warranty in Section 4.9 [Employee Benefit Plans and Other Compensation Arrangements] or Section 4.17 [Environmental] may be made no later than the three (3) year anniversary of the Closing Date; and (iv) all covenants and agreements that contemplate performance thereof following the Closing Date will survive the Closing Date in accordance with their respective terms.
(b)    Except for claims for indemnification with respect to any inaccuracy in or breach of any Fundamental Representations or any representation or warranty in Section 4.7 [Taxes], (i) the Buyer Indemnitees shall not be entitled to indemnification for any Losses arising under Section 9.1(a) until the aggregate amount of all of the Buyer Indemnitees’ claims for indemnification exceeds the Indemnification Threshold and thereafter the Buyer Indemnitees shall be entitled to indemnification only for amounts in excess of the Indemnification Threshold, and (ii) no Buyer Indemnitee may make a claim for any Losses arising under Section 9.1(a), and no such Loss shall be included in calculating the aggregate amount of Losses for purposes of determining whether the Indemnification Threshold has been exceeded, other than such Losses in excess of Seventeen Thousand Five Hundred Dollars ($17,500) which result from a single claim or series of related claims that arise out of the same facts, events or circumstances.

(c)    The maximum aggregate indemnification amount to which the Buyer Indemnitees may be entitled under this Agreement arising out of a breach of the General Representations shall be the Indemnification Cap. The maximum aggregate indemnification amount to which the Buyer Indemnitees may be entitled under this Agreement, including arising out of a breach of any Fundamental Representations or any representation or warranty in Section 4.7 [Taxes], shall be the Purchase Price. The maximum aggregate indemnification amount to which the Seller Indemnitees may be entitled under Section 9.2(a) of this Agreement shall be Three Million One Hundred Fifty Thousand Dollars ($3,150,000) (the “Seller Ceiling”).
(d)    The Seller Indemnitees shall not be entitled to indemnification for any Losses arising under Section 9.2(a) until the aggregate amount of all of the Seller Indemnitees’ claims for indemnification exceeds the Indemnification Threshold and thereafter the Seller Indemnitees shall be entitled to indemnification in excess of the Indemnification Threshold, and no Seller Indemnitee may make a claim for any Losses arising under Section 9.2(a), and no such Loss shall be included in calculating the aggregate amount of Losses for purposes of determining whether the Indemnification Threshold has been exceeded, other than such Losses in excess of Seventeen Thousand Five Hundred Dollars ($17,500) which result from a single claim or series of related claims that arise out of the same facts, events or circumstances.
(e)    The Buyer Indemnitees shall not be entitled to indemnification under this Agreement if, and to the extent that, the Losses are expressly included in any reserves or accruals included in the calculation of Working Capital, as finally determined pursuant to this Agreement.
(f)    For purposes of this Agreement, “Losses” shall be net of any insurance recoveries actually paid to the Buyer Indemnitees under any insurance policy maintained by the Company prior to the Closing in connection with the facts giving rise to the right of indemnification under this Article 9; provided, however, the amount of such recovery shall be reduced by any costs and expenses incurred in obtaining such recovery and by the amount of any increase in insurance premiums resulting from making the claim giving rise to such recovery.
(g)    To the extent Seller or any of its Affiliates has any rights under any insurance policies (each a “Pre-Closing Insurance Policy”) applicable to the Company (or its assets, properties, products, employees, operations or business) which provide coverage for events or occurrences which arose prior to the Closing for which the Company incurs Losses following the Closing, Seller shall, and cause each of its Affiliates to, cooperate with Buyer in order to, in the sole election of Buyer, permit Buyer to seek coverage and recovery under any such applicable Pre-Closing Insurance Policy.
(h)    The Buyer Indemnitees and the Seller Indemnitees shall take all commercially reasonable efforts to pursue viable claims under available insurance policies to recover, reduce, mitigate or offset such Losses; provided, however, that this sentence shall not require any party hereto to initiate or pursue litigation or other claims against third parties (other than taking the relevant administrative steps to file for or make ordinary course claims under insurance policies, “pass through” warranties or other indemnification or reimbursement Contracts from third parties) in respect of such Loss.

(i)    Any determination of whether a breach occurred or the calculation of Losses pursuant to this Article 9 shall be made disregarding any qualifications or limitations as to materiality, Material Adverse Effect or similar qualifier in this Agreement, the Disclosure Schedules, any Company Ancillary Agreement, any Buyer Ancillary Agreement, any Seller Ancillary Agreement or any other certificate, agreement or instrument delivered pursuant to this Agreement.
9.4    Procedures Relating to Indemnification.
9.4.1    Third-Party Claims. In order for a party (the “indemnitee”) to be entitled to any indemnification provided for under this Agreement with respect to, arising out of, or involving a claim or demand made by any Person against the indemnitee (a “Third-Party Claim”), such indemnitee must notify the party from whom indemnification hereunder is sought (the “indemnitor”) in writing of the Third-Party Claim no later than thirty (30) days after the indemnitee first has knowledge such claim or demand was asserted. Such notice shall state in reasonable detail the amount or estimated amount of such claim, and shall identify the specific basis (or bases) for such claim, including the representations, warranties, covenants or obligations in this Agreement alleged to have been breached. Failure to give such notification shall not affect the indemnification provided hereunder, except and only to the extent the indemnitor shall have been actually prejudiced as a result of such failure. Thereafter, the indemnitee shall deliver to the indemnitor, without undue delay, copies of all notices and documents (including court papers received by the indemnitee) relating to the Third-Party Claim so long as any such disclosure could not reasonably be expected to have an adverse effect on the attorney-client or any other privilege that may be available to the indemnitee in connection therewith.
The indemnitor may, at its sole cost and expense, elect to assume and control the defense of a Third-Party Claim with counsel selected by the indemnitor by providing written notice thereof to the indemnitee promptly upon the receipt of notice of such Third-Party Claim from the indemnitee if (i) the indemnitor shall have conclusively established in writing its obligation to indemnify the indemnitee with respect to such Third-Party Claim and all Losses related thereto, and (ii) the indemnitor at all times conducts the defense of the Third-Party Claim in good faith and in a reasonably diligent manner using counsel that is reasonably satisfactory to the indemnitee; provided that each of the parties hereto acknowledges and agrees that outside counsel engaged by Buyer and Seller in connection with the transactions contemplated by this Agreement are reasonably satisfactory for such purposes. Notwithstanding the foregoing, in connection with any claim as to which the indemnitee shall reasonably conclude that (w) there is a material conflict of interest between the indemnitor and the indemnitee in the conduct of the defense of such claim, (x) there are specific defenses available to the indemnitee which are different from or additional to those available to the indemnitor and which could be materially adverse to the indemnitor, (y) the claim is for an amount greater than (a) the Indemnification Cap, if the indemnitee is a Buyer Indemnitee, or (b) the Seller Ceiling, if the indemnitee is a Seller Indemnitee, or less than the Indemnification Threshold, or could have a Material Adverse Effect on the Company or (z) the claim relates to criminal matters or seeks an Order, injunction or other equitable relief or any relief that is not solely seeking money damages against the indemnitee, then the indemnitee shall have the right, at the expense of the indemnitor, to conduct and control, through counsel of its choosing, the defense of such Third-Party Claim. If the indemnitor assumes such defense, the indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnitor, it being understood that the indemnitor shall control such defense; provided, that the indemnitor will not be liable for any legal expenses subsequently incurred by the indemnitee in connection with the defense of such Third-Party Claim. If the indemnitor does not assume the defense of any Third-Party Claim, the indemnitee may continue to defend such claim and the indemnitor may still participate in, but not control, the defense of such Third-Party Claim at the indemnitor’s sole cost and expense.

If the indemnitor so assumes the defense of any Third-Party Claim, all of the indemnified parties shall reasonably cooperate with the indemnitor in the defense or prosecution thereof. Such cooperation shall include, at the expense of the indemnitor, the retention and (upon the indemnitor’s request) the provision to the indemnitor of records and information which are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
The indemnitee (i) shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnitor’s prior written consent (which consent shall not be unreasonably withheld or delayed); and (ii) shall agree to any settlement, compromise or discharge of a Third-Party Claim which the indemnitor may recommend and which by its terms unconditionally releases the indemnitee from all liabilities and obligations in connection with such Third-Party Claim. The indemnitor shall not, without the written consent of the indemnitee, enter into any settlement, compromise or discharge or consent to the entry of any judgment unless (x) such settlement, compromise or discharge or consent includes as an unconditional term thereof the giving by each claimant or plaintiff to such indemnitee of a release from all liability with respect to such Third-Party Claim, (y) there is no finding or admission of any violation of Law or any violation of the rights of any Person, and (z) the sole relief provided is monetary damages that are paid in full by the indemnitor.
9.4.2    Other Claims. In the event any indemnitee should have a claim against any indemnitor under this Agreement that does not involve a Third-Party Claim, the indemnitee shall deliver notice of such claim to the indemnitor promptly following discovery of any indemnifiable Loss, but in any event, in the case of the Buyer Indemnitees, not later than the last date set forth in Section 9.3(a) for making such claim. Failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnitor shall have been actually prejudiced as a result of such failure. Such notice shall state in reasonable detail the amount or an estimated amount of such claim, and shall specify the facts and circumstances which form the basis (or bases) for such claim, and shall further specify the representations, warranties or covenants alleged to have been breached. Within ten (10) Business Days of receiving any such notice, the indemnitor shall notify the indemnitee as to whether the indemnitor accepts liability for any Loss. If the indemnitor disputes its liability with respect to such claim, as provided above, the indemnitor and the indemnitee shall attempt to resolve such dispute in accordance with the terms and provisions of Section 12.4.
9.4.3    Tax Matters. The provisions of Section 9.4.1 and 9.4.2 shall not apply to Tax Matters, which shall be governed by Section 10.3.

9.5    Exclusive Remedy; Exception for Fraud or Intentional Misconduct; No Waiver of Additional Remedies. No claim, action, suit or proceeding in respect of this Agreement shall be made except in accordance with this Article 9. Notwithstanding the limitation in the preceding sentence or any provision in this Agreement to the contrary, nothing in this Article 9 shall apply to any claim, action, suit or proceeding brought arising out of any act of fraud or intentional misconduct; provided further that nothing in this Article 9 will limit rights or remedies expressly provided for in any other agreement executed pursuant to this Agreement or rights or remedies which, as a matter of applicable Law or public policy, cannot be limited or waived. Nothing set forth in this Article 9 shall be deemed to prohibit or limit either party’s right at any time, on or after the Closing Date, to seek injunctive or equitable relief for the failure of the other party to perform any covenant or agreement contained herein.
9.6    Subrogation. Upon making any indemnity payment pursuant to Sections 9.1 or 9.2, as applicable, the indemnitor shall be subrogated to all rights of the indemnitee or reimbursed party, as applicable, against any third party in respect of the Losses to which the payment related. The parties hereto will execute upon request, all instruments reasonably necessary to evidence and perfect the above described subrogation rights.
9.7    Effect of Investigation. The right to indemnification, payment of Losses of a Buyer Indemnitee or for other remedies based on any representation, warranty, covenant or obligation of Seller or the Company contained in or made pursuant to this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.
ARTICLE 10
Tax Matters
10.1    Tax Indemnity; Apportionment of Taxes.
(a)Payment of Taxes. Seller covenants and agrees to pay, and indemnify and hold harmless Buyer and the Company from and against, (1) all Taxes of the Company (or any predecessor thereof) for any Pre-Closing Tax Period, including without limitation Taxes of the Company for the portion of any Straddle Period ending at the close of the Closing Date as determined under Section 10.1(b) below, (2) any Taxes imposed on the Company pursuant to Treasury Regulation Section 1.1502-6 (or any predecessor thereof or any analogous or similar provision under state, local or foreign Law) by reason of having been (or any predecessor of the Company’s having been) a member of a consolidated, combined, unitary or similar group prior to the Closing Date (a “Relevant Group”), including, without limitation, an affiliated group under and within the meaning of Section 1504 of the Code, (3) Taxes of any other Person for which the Company is liable as a successor or transferee, otherwise by operation of law, or pursuant to a Contract, but only to the extent that such Taxes of such other Person arise from an event occurring on or before the Closing, (4) any Transfer Taxes for which Seller is liable pursuant to Section 10.7 below, and (5)any cost or expense reasonably incurred in connection with any Tax Matter or claim relating to any matter described, or in enforcing the indemnity provided, in this Section 10.1(a); provided, however, that Seller shall not be liable for any such Taxes to the extent they were specifically included in Closing Working Capital as finally determined and thus actually reduced the Purchase Price. Seller shall pay (i) any such Taxes (i.e., Taxes that Seller has agreed to pay under this Section 10.1(a)) which are reportable on a Tax Return due after the Closing Date ten (10) days prior to the due date of such Taxes or upon written demand for payment, whichever is later, and (ii) any other of such Taxes (i.e., Taxes that Sellers have agreed to pay under this Section 10.1(a)) upon a determination that such Tax is payable or upon written demand for payment, whichever is later. The indemnification set forth in this Section 10.1(a) shall not be limited by any “basket” or “cap,” and shall survive until the sixtieth (60th) day following expiration of the statute of limitations applicable to the Taxes which are the subject of the indemnification.
(b)    All Taxes and Tax liabilities with respect to the Company that relate to a Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (a) in the case of Taxes that are either (1) based upon or measured by reference to income, receipts, profits, wages, capital or net worth (including sales and use Taxes), (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), or (3) required to be withheld, such Taxes shall be deemed equal to the amount which would be payable if the Tax year ended at the end of the day on the Closing Date; and (b) in the case of Taxes imposed on a periodic basis with respect to the Company other than those described in clause (a), such Taxes shall be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period. Seller acknowledges that (i) any taxable income or gain on the deemed sale of the Company’s assets resulting from the Section 338(h)(10) Election will be reportable on the consolidated return of the affiliated group of which Seller is the common parent, (ii) Seller will be responsible for, and will pay, any income Tax on any such taxable income or gain, (iii) Seller will not seek reimbursement of any such payment of income Tax from the Company pursuant to any Tax allocation agreement (which, pursuant to Section 10.7, shall be terminated at the Closing), and (iv) Seller will indemnify and hold harmless the Company from and against any of all liability for any such Tax.
10.2    Tax Returns; Refunds.
(a)    The parties acknowledge that, by reason of the Section 338(h)(10) Election, the Company’s tax year will end on the Closing Date for U.S. (and, as applicable, state and local) income Tax purposes. Seller shall prepare, and cause to be filed, the Company’s income Tax Returns for the short taxable year which ends on the Closing Date. Seller shall prepare such income Tax Returns in accordance with past custom and practice, consistent with the Asset Allocation and, in any event, in accordance with Law; provided that Seller shall provide Buyer with drafts of all such Tax Returns of the Company for review and comment at least fifteen (15) days prior to the due date for the filing of each such Tax Return, including extensions, or such shorter period as is necessary to allow for the timely filing of such Tax Return.

(b)    Buyer shall prepare and cause to be timely filed all other Tax Returns of the Company for Pre-Closing Tax Periods that are due after the Closing Date (i.e., all Tax Returns for Pre-Closing Tax Periods which Seller is not responsible to prepare under Section 10.2(a)). Buyer shall cause the Company to provide Seller with drafts of all such Tax Returns of the Company for review and comment at least fifteen (15) days prior to the due date for the filing of each such Tax Return, including extensions, or such shorter period as is necessary to allow for the timely filing of such Tax Return. Not later than fifteen (15) days after the Company has provided such Tax Return, or such shorter period as is necessary to allow for the timely filing of such Tax Return, Seller shall notify the Company of the existence of any objection, specifying in reasonable detail the nature and basis of such objection that Seller may have to any item set forth on such draft Tax Return. Buyer (on behalf of itself, and following the Closing, the Company) and Seller agree to consult and resolve in good faith any such objection. In the event such Tax Return relates to a Straddle Period, Buyer shall take Seller’s objections into account in good faith, but shall not be required to make any change to such Tax Return or obtain Seller’s consent before filing such Tax Return. In the event such Tax Return relates to a Tax period ended on or before the Closing Date, and the parties cannot resolve any such objection of Seller after 15 days (or such shorter number of days as may be necessary to allow timely filing of such Tax Return), then the parties shall submit their dispute to the Independent Accountants. If the Independent Accountants do not resolve such dispute before the due date of such Tax Return, then Buyer may file such Tax Return as prepared by Buyer, subject to subsequent amendment as and to the extent necessary to conform to the Independent Accountant’s ultimate resolution of the dispute. Buyer and Seller shall equally bear the cost of the Independent Accountants.
(c)    Except as otherwise required by Law or a Taxing Authority, without the prior written consent of Seller (which consent may be withheld for any reason), none of Buyer, the Company, or any Affiliate thereof shall, with respect to any Pre-Closing Tax Period (i) make any election, (ii) change the Tax treatment of any item on a Tax Return filed after the Closing Date as compared to the treatment of such item on a Tax Return filed by the Company prior to the Closing Date or (iii) file any amended Tax Return or propose or agree to any adjustment of any item with the Internal Revenue Service or any other Taxing Authority, if in any such case such action would have the effect of increasing Seller’s liability for any Taxes, reducing any Tax benefit of Seller or increasing the indemnification obligations set forth in Article 9 hereof unless Buyer, the Company and any such Affiliate indemnify and hold Seller harmless from and against any such adverse Tax effect.
(d)    If the Company receives a Tax refund for a Pre-Closing Tax Period, such refund shall belong to the Company. Seller is not aware of any opportunity to claim any refund or credit of Tax which Seller does not expect to be taken into account in Closing Working Capital.
10.3    Section 338(h)(10) Election. (a)    Seller shall join with Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Tax Law) (the “Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares.
(b)    Buyer and Seller shall cooperate fully in making the Section 338(h)(10) Election, including the filing of all required IRS forms and related forms under state, local or foreign Tax Law (collectively, the “Section 338 Election Forms”). On the Closing Date, Seller shall execute and deliver to Buyer a fully completed Form 8023 in form and content satisfactory to Buyer. Buyer shall be responsible to file the Form 8023 on or prior to the due date for filing such Form 8023.

(c)    The Purchase Price shall be allocated among the assets of the Company in accordance with the methodology set forth on Schedule 10.3(c), Sections 338 of the Code and the Treasury Regulations promulgated thereunder (the “Asset Allocation”), and any comparable provisions of state, local or other Tax Law.
(d)    Buyer, Seller and the Company shall file all Tax Returns (including but not limited to the Section 338 Election Forms and IRS Form 8883) consistent with the Section 338(h)(10) Election and the Asset Allocation and shall not voluntarily take any action inconsistent therewith upon any audit or examination of any Tax Return or in any other filing or proceeding relating to Taxes, unless required pursuant to a determination as defined in Section 1313(a) of the Code or any similar provision of any foreign, state or local law; provided however, that nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Asset Allocation, and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Asset Allocation. If the Purchase Price paid by Buyer to Seller pursuant to this Agreement is adjusted in any manner as provided in this Agreement, Buyer shall promptly revise the Asset Allocation to reflect such adjustments to the Purchase Price paid pursuant to this Agreement. Buyer shall permit Seller to review and comment on such revised Asset Allocation and shall consider in good faith any comment or revision reasonably requested by Seller within 20 days after delivery of the revised Asset Allocation by Buyer. In the event an agreement regarding the Asset Allocation cannot be reached, Buyer and Seller shall jointly retain the Independent Accountants to resolve the dispute.
10.4    Controversies. Buyer shall cause the Company to notify Seller in writing within fifteen (15) Business Days of the receipt by the Company of any notice of any adverse inquiries, assessments, proceedings or similar events received from any Taxing Authority with respect to Taxes of the Company for which Seller may be required to indemnify any Buyer Indemnitee pursuant to this Agreement (any such adverse inquiry, assessment, proceeding, litigation, audit or similar event, a “Tax Matter”); provided, however, that the failure to give such notice to Seller shall not relieve Seller of any indemnification or other obligation under Article 9 or this Article 10 except to the extent that Seller is actually and materially prejudiced thereby. Seller may, at its own expense, participate in and, upon notice to Buyer, assume the defense of any such Tax Matter; if (i) Seller shall have conclusively established in writing its obligation to indemnify the Company with respect to such Tax Matter and all Losses related thereto, and (ii) if Seller at all times conducts the defense of the Tax Matter in good faith and in a reasonably diligent manner. If Seller assumes such defense, Seller shall have the authority, with respect to any Tax Matter, to represent the interests of the Company before the relevant Taxing Authority and have the right to control the defense, compromise or other resolution of any such Tax Matter subject to the limitations contained herein, including responding to inquiries, and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter. In any event, with respect to any Tax Matter the defense of which Seller controls, Seller shall (i) provide Buyer with copies of all correspondence, notices and other written material received from any Taxing Authority with respect to such Tax Matter and shall otherwise keep Buyer reasonably apprised of all developments with respect to such Tax Matter, (ii) provide Buyer with a copy of, and an opportunity to review and comment on, all submissions made to a Taxing Authority in connection with such Tax Matter, (iii) invite Buyer to attend any meeting and listen to any previously-scheduled calls, or calls initiated by Seller, with any Taxing Authority with respect to such Tax Matter, and (iv) unless the Tax Matter relates to a Straddle Period or Seller does not conclusively establish in writing its obligation to indemnify the Buyer Indemnitees for any Loss related to or arising from such Tax Matter, not allow the Company to settle or otherwise resolve any deficiency, reassessment, adjustment or assertion of claim or demand without the prior written approval of Buyer (such consent not to be unreasonably delayed or withheld to the extent such settlement does not materially and adversely affect the Company or Buyer). Buyer has the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at its own expense, separate from the counsel employed by Seller. If Seller does not assume the defense of such Tax Matter, Buyer shall (i) provide Seller with copies of all correspondence, notices and other written material received from any Taxing Authority with respect to such Tax Matter and shall otherwise keep Seller fully apprised of all developments with respect to such Tax Matter, (ii) provide Seller with a copy of, and an opportunity to review and comment on, all submissions made to a Taxing Authority in connection with such Tax Matter, (iii) invite Seller to attend any meeting and listen to any previously-scheduled calls, or calls initiated by Buyer, with any Taxing Authority with respect to such Tax Matter, and (iv) not allow the Company to settle or otherwise resolve any deficiency, reassessment, adjustment or assertion of claim or demand without the prior written approval of Seller (such consent not to be unreasonably delayed or withheld to the extent such settlement does not materially and adversely affect Seller); provided that the prior written approval of Seller shall not be required for any settlement or resolution which does result in any indemnification liability to Seller pursuant to this Agreement. Seller shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at its own expense, separate from counsel employed by the Company. The Company shall not have the right to settle (or to consent to the settlement or compromise of) such Tax Matter without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed) if such settlement or compromise would cause Seller to be liable for actual payment of a majority of the settlement amount to be paid with respect to such Tax Matter. Any contrary provision of this Section 10.4 notwithstanding, Seller shall not have the right to control any Tax Matter if (A) the Taxes claimed by such Taxing Authority relate to a Straddle Period, or (B) as a result of the position which Seller desires to assert in such Tax Matter, the Taxes payable by the Company or Buyer for any period ending after the Closing Date may increase.
10.5    Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Company for all Tax periods, Buyer, on the one hand, and Seller, on the other hand, shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, information, personnel (as reasonably required), books of account, powers of attorney or other materials reasonably relevant or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax Authorities. Seller agrees to (A) retain all books and records with respect to income, franchise and payroll Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give Buyer reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Buyer so requests, Seller shall allow Buyer to take possession of such books and records. Buyer agrees to (A) retain all books and records with respect to all Tax matters (other than income, franchise and payroll Taxes) pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Seller so requests, Buyer shall allow Seller to take possession of such books and records. Buyer and Seller shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

10.6    Transfer Taxes. All federal, state, local, or foreign transfer, documentary stamp, registration, sales, use or similar Taxes, fees or expenses (“Transfer Taxes”) applicable to, imposed upon or arising out of the transfer of the Shares or any other transaction contemplated by this Agreement shall be paid by Seller. Seller shall indemnify Buyer against any and all Transfer Taxes.
10.7    Termination of Tax Sharing Agreements. Any and all Tax allocation or Tax sharing agreements between or among the Company, on the one hand, and any other Person(s), including Seller, on the other hand, shall be terminated as of the Closing Date and, from and after the Closing Date, the Company shall have no obligation to make any payment pursuant to any such agreement for any past or future period.
10.8    Conflict. To the extent there is any conflict between the provisions of this Article 10 and Article 9, the provisions of this Article 10 shall control.
10.9    Successors. For purposes of this Article 10, references to any of the Company, Seller, or Buyer shall include successor entities.
ARTICLE 11
Certain Definitions
When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Article 11, or elsewhere in this Agreement as indicated in this Article 11:
“1933 Act” means the Securities Act of 1933, as amended, and the regulations thereunder.

“Accounting Principles” is defined in Section 2.4.1.
“Acquisition Balance Sheet” is defined in Section 4.5(a).
“Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, owns more than fifty percent (50%) of the equity interests of such specified Person or controls, is controlled by, or is under common control with such specified Person. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock or equity interests, by Contract, or otherwise.
“Agreement” means this Share Purchase Agreement, as may be amended from time to time.
“Annual Financial Statements” is defined in Section 4.5(a).
“Asset Allocation” is defined in Section 10.3(c).
“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in New York City, New York are authorized or obligated pursuant to Law to be closed.
“Buyer” is defined in the preamble of this Agreement.
“Buyer Ancillary Agreements” is defined in Section 5.1.
“Buyer Indemnitees” is defined in Section 9.1.
“Buyer Preparation Period” is defined in Section 2.4.1.
“Buyer 401(k) Plan” is defined in Section 6.3(b).
“Calfee” is defined in Section 8.3(a).
“Calfee Clients” is defined in Section 8.3(a).
“Charter Documents” means the articles of incorporation, articles of organization, certificate of incorporation, limited partnership agreement, limited liability company operating agreement, and by-laws (or equivalents thereof) of any business entity.
“Closing” and “Closing Date” are defined in Article 7.
“Closing Cash” means the cash held in deposit accounts, including money market accounts, of the Company and cash equivalents held by the Company immediately prior to the Closing, plus checks presented by the Company for deposit but not yet credited to deposit accounts, less checks and drafts issued by the Company but uncleared, less restricted balances or deposits, deposits in transit and all cash held by the Company designated for use in connection with any security deposits, cash collateralized letters of credit, performance bonds, surety bonds or similar arrangements.

“Closing Certificate” is defined in Section 2.3.
“Closing Indebtedness” means the Indebtedness of the Company immediately prior to the Closing.
“Closing Working Capital” means the Working Capital of the Company immediately prior to the Closing.
“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder.
“Company” is defined in the preamble of this Agreement.
“Company Ancillary Agreements” is defined in Section 4.1(b).
“Company Employee” is defined in Section 6.3(a).
“Company Intellectual Property” means the Intellectual Property owned by the Company.
“Company’s Knowledge” means the actual or constructive knowledge after due inquiry, each of the individuals listed on Schedule 11.1. Constructive knowledge as used herein means knowledge that any Person should reasonably be expected to have or information any Person should be reasonably expected to know or have known in such Person’s capacity as a director, officer or member of the Company’s management team.
“Consent Decree” means the consent decree entered into by and between Seller and the FDA, a copy of which was filed as an exhibit to Sellers’s Form 8-K filed with the SEC on December 20, 2012.
“Contract” means any legally binding agreement, contract or obligation, including but not limited to any indenture, deed, mortgage, lease, license, instrument, note, commitment, undertaking, or arrangement, whether oral or written.
“Contract Manufacturing Agreement” is defined in Section 6.1(f).
“Disclosure Schedules” are the confidential disclosure schedules, dated as of the date hereof, delivered to Buyer in connection with the execution and delivery of this Agreement.
“Disposal,” “Storage,” and “Treatment” shall have the meanings assigned them at 42 U.S.C. § 6903(3)(33) and (34), respectively.
“Enforceability Exceptions” is defined in Section 3.3.
“Environmental Law” means all federal, state, local or municipal laws, statutes, regulations, rules, ordinances, judgments, writs, consent decrees, stipulations or Orders imposing liability, regulating, or establishing standards of conduct for protection of human health and safety or the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) 42 USC 9601 et. seq., the Resource Conservation and Recovery Act (RCRA) 42 USC 6901 et seq., the Hazardous Materials Transportation Act, 49 USC 1802 et seq., the Toxic Substances Control Act, 15 USC 2601 et seq., the Federal Water Pollution Control Act, 33 USC 1251 et seq., the Clean Water Act, 33 USC 1321 et seq., the Clean Air Act, 42 USC 7401 et seq., and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and the regulations promulgated thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.
“Estimated Closing Cash” is defined in Section 2.3.
“Estimated Closing Indebtedness” is defined in Section 2.3.
“Estimated Closing Working Capital” is defined in Section 2.3.
“Estimated Purchase Price” is defined in Section 2.3.
“Estimated Transaction Expenses” is defined in Section 2.3.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations thereunder.
“FCPA” is defined in Section 4.10(c).
“FDA” means the United States Food and Drug Administration.
“FD&C Act” is defined in Section 4.10(d).
“Final Adjustment Statement” is defined in Section 2.4.4.
“Final Post-Closing Adjustment” is defined in Section 2.4.4.
“Financial Statements” is defined in Section 4.5(a).
“Fundamental Representations” is defined in Section 9.3(a).
“GAAP” means generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants, applied on a consistent basis.
“General Representations” means the representation and warranties of Seller and the Company, as applicable, in Article 3 and Article 4 of this Agreement, other than (x) the Fundamental Representations, or (y) any representation or warranty in Section 4.7 [Taxes] or Section 4.17 [Environmental].
“Governmental Authority” means any federal, state, municipal, local, city, county or foreign government or political subdivision thereof, or any agency, regulatory body, commission, or instrumentality of any such government or political subdivision, or any self-regulated organization or other non-governmental regulating authority (to the extent that the rules, regulations or orders of such authority have the force of law), or any arbitrator, tribunal or court of competent jurisdiction.

“Hazardous Material” means, without regard to amount and/or concentration (i) any element, compound, or chemical that is defined, listed, or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws, (ii) petroleum, petroleum-based or petroleum-derived products, (iii) polychlorinated biphenyls, (iv) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials, (v) any substance that is subject to regulation, control or remediation under any Environmental Laws, and (vi) any raw materials, building components, or manufactured products containing Hazardous Materials, including but not limited to asbestos-containing materials and silica-containing materials.
“Indebtedness” means (a) all liabilities for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements and all other amounts payable in connection therewith), whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes, letters of credit or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock, (b) all liabilities for the deferred purchase price of property or services, (c) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (d) all liabilities in respect of any capitalized lease obligations, whether secured or unsecured, (e) all liabilities in respect of any off balance sheet transactions, (f) guarantees of the indebtedness of any other Person, (g) all inter-company liabilities, (h) any obligations with respect to interest rate hedging or swap agreements, and (i) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a) through (i) above to the extent of the obligation secured and all liabilities as obligor, guarantor, or otherwise, to the extent of the obligation secured. Notwithstanding the foregoing, the calculation of Indebtedness shall not include (A) any operating or lease obligations (other than capital leases) or (B) any of the principal amount as of the Closing Date of any undrawn letters of credit, but solely to the extent such letters of credit are set forth on Schedule 11.2.
“Indemnification Cap” is Three Million One Hundred Fifty Thousand Dollars ($3,150,000).
“Indemnification Threshold” is Two Hundred Twenty Five Thousand Dollars ($225,000).
“indemnitee” and “indemnitor” are defined in Section 9.4.1.
“Independent Accountants” is defined in Section 2.4.3.

“Insurance Policy” and “Insurance Policies” are defined in Section 4.16(a).
“Intellectual Property” means any of the following in any jurisdiction throughout the world: (a) inventions, discoveries and ideas, whether patentable or not, patents, patent applications, patent disclosures and inventions, including any continuations, divisionals, continuations-in-part, renewals and reissues for any of the foregoing; (b) Internet domain names, trademarks, service marks, brand names, trade dress, trade names, logos, slogans and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (d) mask works and registrations and applications for registration thereof; (e) electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, Software (other than Off-the-Shelf Software), databases, firmware, hardware and related documentation) and Internet websites and related content, (f) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including without limitation rights to recover for past, present and future violations thereof; (g) trade secrets and other confidential or proprietary information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, schematics, designs, plans, proposals, models, prototypes, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information) (collectively, “Trade Secrets”); and (h) copies and tangible embodiments thereof (in whatever form or medium).
“Interim Financial Statements” is defined in Section 4.5(a).
“Law” means any federal, state, regional, local or foreign law, statute, ordinance, code, treaty, rule, regulation or requirement of any Governmental Authority in effect on the date of this Agreement.
“Leased Real Property” is defined in Section 4.11(a).
“Leases” is defined in Section 4.11(a).
“Licenses” is defined in Section 4.12(b).
“Lien” means any lien, charge, mortgage, pledge, easement, encumbrance, security interest, matrimonial or community interest, tenancy by the entirety claim, adverse claim, or any other title defect or restriction of any kind.
“Loss” or “Losses” means any and all, direct or indirect, losses (including, without limitation, special and consequential damages), liabilities, damages, costs, assessments, penalties, judgments, deficiencies, awards, fines sanctions, penalties, charges and amounts paid in settlement, including reasonable costs, fees and expenses of attorneys (including allocation costs of in house counsel), experts, accountants, appraisers, consultants, witnesses, investigators and any other agents of such Person, whether or not involving a Third-Party Claim; provided, however, that Losses relating to any claims for indemnification shall specifically exclude punitive or exemplary damages or damages based upon any multiplier of profits, earnings or cash flow except, in each case, to the extent payable to a third party.

“Material Adverse Effect” means a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Company taken as a whole; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) changes in business or economic conditions affecting the economy or the Company industry generally, (b) changes in stock markets or credit markets, (c) changes in Tax rates, Law or GAAP, or the enactment or implementation of any new Law or Tax, (d) any event as to which Buyer has provided written consent hereunder, (e) natural disasters, acts of war, sabotage, terrorism, hostilities, military action or any escalation or worsening thereof, or (f) any announcement relating to the Closing of the transactions contemplated by this Agreement, except that in the case of each of clauses (a) – (c) or clause (e) to the extent such changes have a disproportionate effect on the Company relative to other similarly situated companies in the industries in which the Company operates.
“Material Contracts” is defined in Section 4.13.
“Notice of Objection” is defined in Section 2.4.2.
“Off-the-Shelf Software” means off-the-shelf personal computer software, as such term is commonly understood, that is commercially available under non-discriminatory pricing terms on a retail basis.
“Ongoing Field Correction” is defined in Section 8.1.8.
“Order” means any judgment, injunction, award, decision, decree, ruling, verdict, subpoena, writ or order of any nature of any Governmental Authority.
“Permits” is defined in Section 4.10(a).
“Permitted Liens” means: (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business which Liens do not exceed Twenty Five Thousand Dollars ($25,000) in the aggregate and do not relate to payables which are more than sixty (60) days past due; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and under which the Company is not in default; (c) Liens arising by operation of Law, including Liens arising by virtue of rights of customers, suppliers and subcontractors in the ordinary course of business under general principles of commercial Law which Liens do not exceed Ten Thousand Dollars ($10,000) per occurrence; (d) Liens for current Taxes and utilities not yet due and payable; (e) leases, subleases and similar agreements set forth on Schedule 4.11(a) or on Schedule 4.13; (f) easements, covenants, rights-of-way and other similar restrictions or conditions of record or which would be shown by a current accurate survey of any of the Leased Real Property; and (g): (i) zoning, building and other similar restrictions imposed by applicable Laws; and (ii) Liens that have been placed by any developer, landlord or other third party on property over which the Company has easement rights or, on any Leased Real Property, under any lease or subordination or similar agreements relating thereto, but solely to the extent such Liens do not materially and adversely impair the value or continued use of any asset used in the operation of the Company’s business.

“Person” means an individual, a corporation, a limited liability company, a partnership, a trust, an unincorporated association, a government or any agency, instrumentality or political subdivision of a government, or any other entity or organization.
“Plans” is defined in Section 4.9.
“Position Statement” is defined in Section 2.4.3.
“Post-Closing Tax Period” means any taxable period that begins after the Closing Date; in the case of a Straddle Period, the portion of the Straddle Period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date; in the case of a Straddle Period, the portion of the Straddle Period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.
“Preliminary Adjustment Statement” is defined in Section 2.4.1.
“Preliminary Post-Closing Adjustment” is defined in Section 2.4.1.
“Purchase Price” is defined in Section 2.2.
“Release” shall have the meaning assigned it at 42 U.S.C. Section 9601(22) without giving effect to exception clause (A) therein.
“Repaid Closing Indebtedness and Transaction Expenses” is defined in Section 2.3(b).
“Restricted Business” means the business of manufacturing, marketing, distributing and selling (i) reclining chairs, the primary purpose of which is to facilitate the occupant’s receipt of medical treatment (including but not limited to dialysis, hematology, cardiology and oncology procedures) or (ii) other reclining chairs used in a healthcare environment; provided, that, for the avoidance of doubt “Restricted Business” shall not include wheelchairs, transport chairs, geriatric chairs or other chairs sold to the home care or long term care markets or through distributors, the primary purpose of which chairs is to facilitate the occupant’s mobility, pressure care, pressure relief or positioning (as defined herein), notwithstanding the fact that such chairs may have a recline feature. For purposes of this definition, “positioning” shall mean facilitating routine daily activities for individuals with physical disabilities or limitations, such as bathing, feeding, sleeping, toileting, and structural positioning (such as back, side, torso and neck) to promote and insure appropriate posture and positioning.
“Restricted Period” is defined in Section 8.4(b).
“Related Person” means (i) any Affiliate of the Company, (ii) Seller or any of its Subsidiaries, (iii) any director, officer, or employee of the Company and the members of their respective immediate family (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), or any third Person in which any of the foregoing Persons owns, directly or indirectly, more than ten percent (10%) of the voting securities or partnership or other ownership interests, and (iv) any trust for which the Company or any of the Persons listed in clause (ii) or (iii) above is the grantor for the benefit, in whole or in part, of any such Person or any of their respective spouses or descendants.

“Relevant Group” is defined in Section 10.1(a).
“Sale Engagement” is defined in Section 8.3(a).
“SEC” means the United States Securities and Exchange Commission.
“Section 338(h)(10) Election” is defined in Section 10.3(a).
“Section 338 Election Forms” is defined in Section 10.3(b).
“Seller” is defined in the preamble of this Agreement.
“Seller Ancillary Agreements” is defined in Section 3.1.
“Seller Ceiling” is defined in Section 9.3(c).
“Seller Indemnitees” is defined in Section 9.2.
“Seller Review Period” is defined in Section 2.4.2.
“Seller 401(k) Plan” is defined in Section 6.3(a).
“Seller’s Account” is defined in Section 2.3.
“Shares” is defined in Section 4.2(a).
“Share Purchase” is defined in the Recitals to this Agreement.
“Software” means, as they exist anywhere in the world, computer software programs, including all source code, object code, specifications, databases, designs and documentation related to such programs.
“Straddle Period” means a taxable period that begins before the Closing Date and ends after the Closing Date.
“Subsidiary” means, when used with reference to any Person, any corporation, partnership, limited liability company, joint venture, stock company or other business association or entity, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner, managing member or managing director, (ii) such Person and/or one or more of its Subsidiaries, directly or indirectly, owns or controls 50% or more of the total voting power of equity, membership, partnership or similar interests, or (iii) such Person and/or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or any similar governing body.

“Tax” or “Taxes” means: any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and other governmental charges of any kind whatsoever (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) whether disputed or not, including, without limitation, (i) taxes imposed on, or measured by income, gross receipts, franchise, or profits, (ii) license, payroll, employment, withholding, escheat, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, ad valorem capital gains, goods and services, branch, utility, production and compensation taxes, (iii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of a Relevant Group, and (iv) any liability for or in respect of the payment of any amount of a type described in clause (i) or (ii) of this definition as a transferee or successor, by Contract or otherwise.
“Tax Matter” defined in Section 10.4.
“Tax Return” means any return, declaration, report, claim for refund, election, disclosure, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof required to be filed with any Taxing Authority with respect to Taxes.
“Taxing Authority” means any domestic or foreign national, state, provincial, multi-state or municipal or other local executive, legislative or judicial government, court, tribunal, official, board, subdivision, agency, commission or authority thereof, or any other Governmental Authority exercising any regulatory or taxing authority thereunder having jurisdiction over the assessment, determination, collection or other imposition of any Tax.
“Third-Party Claim” is defined in Section 9.4.1.
“Trade Secrets” is defined in the definition of “Intellectual Property.”
“Transaction Expenses” means all costs, fees and expenses incurred by or on behalf of the Company or Seller (i) in connection with negotiating or implementing this Agreement and the other documents to be executed and delivered in connection herewith (other than amounts to be paid in connection with the performance of the Contract Manufacturing Agreement arising following the Closing) and the transactions contemplated by hereby and thereby, including all legal, accounting, financial, tax, advisory, or other consulting fees, and any Taxes thereon, (ii) any transaction, incentive or stay bonus or severance, termination or change of control payment payable to any Person by the Company as a result of the consummation of the transactions contemplated by this Agreement (including any withholding obligations in respect of any excise taxes that may be imposed under Section 4999 of the Code and any income or payroll Taxes that are the obligation of the Company), (iii) to the extent not included in the calculation of Working Capital, any other liabilities for unpaid bonuses owed to Doug Keeslar (prorated through the Closing Date) or post-termination of employment payments (if earned as of or prior to the Closing Date) and any income or payroll Taxes that are the obligation of the Company in connection therewith, and (iv) in order to purchase the insurance tail policy specified in Section 8.1.6; provided that Seller shall only be required to pay for 50% of such tail policy.

“Transfer Taxes” is defined in Section 10.6.
“Working Capital” means (a) the sum of the Company’s (i) net accounts receivable, (ii) net inventories, (iii) other receivables and (iv) prepaid expenses minus (b) the sum of the Company’s (i) accounts payable and (ii) accrued liabilities; in all cases, calculated in accordance with Section 2.4.1 hereof. For the avoidance of any doubt, the calculation of Working Capital and the Working Capital Target shall exclude (1) Cash, (2) Indebtedness, (3) any Tax assets (current, deferred or otherwise), (4) any current or deferred income or franchise Tax liabilities, and (5) capitalized costs relating to the sale of the Company. A sample calculation of Working Capital, including each specific general ledger account, is set forth on Exhibit A hereto.
“Working Capital Target” means Three Million Dollars ($3,000,000).
ARTICLE 12
Construction; Miscellaneous Provisions
12.1    Notices. Any notice to be given or delivered pursuant to this Agreement shall be ineffective unless given or delivered in writing, and shall be given or delivered in writing as follows:

(a)	If to Buyer or the Company, to:
Champion Equity Holdings, LLC
c/o Levine Leichtman Capital Partners, Inc.
335 North Maple Drive, Suite 130
Beverly Hills, CA 90210
Attention:    Steven E. Hartman and David Wolmer
E-Mail: shartman@llcp.com
dwolmer@llcp.com
Facsimile Number: (310) 275-1305

with a copy to (which shall not constitute notice):

Honigman Miller Schwartz and Cohn LLP
2290 First National Building
660 Woodward Avenue
Detroit, Michigan 48226
Attention: Joshua F. Opperer
E-Mail: jopperer@honigman.comFacsimile Number: (313) 465-7457

(b)	If to Seller, to:
Invacare Corporation
One Invacare Way
Elyria, Ohio 44036-2125
Attention: Senior Vice President and General Counsel
E-Mail: ALaPlaca@invacare.com
Facsimile Number: (440) 684-0984
With a copy to:
Calfee, Halter & Griswold LLP
The Calfee Building
1405 East Sixth Street
Cleveland, Ohio 44114
Attention: Douglas A. Neary
E-Mail: dneary@calfee.com
Facsimile Number: (216) 241-0816
or in any case, to such other address for a party as to which notice shall have been given to Buyer and Seller in accordance with this Section. Notices so addressed shall be deemed to have been duly given (i) on the third (3rd) Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) on the date sent by facsimile or electronic mail transmission, if electronically confirmed. Otherwise, notices shall be deemed to have been given when actually received at such address.
12.2    Entire Agreement. This Agreement, the Disclosure Schedules and Exhibits hereto constitute the exclusive statement of the agreement among the Company, Buyer and Seller concerning the subject matter hereof, and supersede all other prior agreements, oral or written, among or between any of the parties hereto concerning such subject matter. All negotiations among or between any of the parties hereto are superseded by this Agreement, and there are no representations, warranties, promises, understandings or agreements, oral or written, in relation to the subject matter hereof among or between any of the parties hereto other than those expressly set forth or expressly incorporated herein.
12.3    Modification. No amendment, modification, or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a party hereto unless made in a written instrument that specifically references this Agreement and that is signed by the party waiving compliance.
12.4    Jurisdiction and Venue. Each party hereto agrees that any claim relating to this Agreement shall be brought solely in the state or federal courts located in the State of Delaware, and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 12.1 of this Agreement, and service so made shall be complete as stated in such section. Notwithstanding the foregoing, any disputes between the parties that are submitted to the Independent Accountants for resolution pursuant to the terms of Section 2.4.3 shall be resolved as set forth in accordance with the terms of such section.

12.5    Specific Performance. Each party’s obligations under this Agreement are unique. If any party should breach its covenants under this Agreement, the parties each acknowledge that it would be impracticable to measure the resulting damages; accordingly, the nonbreaching party or parties, in addition to any other available rights or remedies they may have under the terms of this Agreement, may sue in equity for specific performance, and each party expressly waives the defense that a remedy in damages will be adequate.
12.6    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Buyer, the Company and Seller and their respective successors and permitted assigns.
12.7    Headings. The article and section headings used in this Agreement are intended solely for convenience of reference, do not themselves form a part of this Agreement, and may not be given effect in the interpretation or construction of this Agreement.
12.8    Number and Gender; Inclusion. Whenever the context requires in this Agreement, the masculine gender includes the feminine or neuter, the neuter gender includes the masculine or feminine, the singular number includes the plural, and the plural number includes the singular. In every place where it is used in this Agreement, the word “including” is intended and shall be construed to mean “including, without limitation.”
12.9    Counterparts. This Agreement and each document delivered pursuant to this Agreement may be executed by the parties in separate counterparts and by facsimile or by electronic mail with scan or attachment signature, each of which when so executed and delivered shall be deemed an original, and all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof or thereof each signed by less than all, but together signed by all of the parties. A facsimile, electronic or other copy of a signature shall be deemed an original for purposes of this Agreement.
12.10    Third Parties. Except as may otherwise be expressly stated herein, no provision of this Agreement is intended or shall be construed to confer on any Person, other than the parties hereto, any rights hereunder. Buyer Indemnitees and Seller Indemnitees who are not otherwise parties to this Agreement shall be third party beneficiaries of this Agreement.
12.11    Disclosure Schedules and Exhibits. The Disclosure Schedules and Exhibits, if any, referenced in this Agreement constitute an integral part of this Agreement as if fully rewritten herein. Notwithstanding anything to the contrary contained in this Agreement or in any of the sections of the Disclosure Schedules, any information disclosed in one section of the Disclosure Schedules shall be deemed to be disclosed in such other sections of the Disclosure Schedules and applicable to such other representations and warranties to the extent that the disclosure is reasonably apparent on its face from a reading of such disclosure item to be applicable to such other section of the Disclosure Schedules and such other representations and warranties. The Disclosure Schedules may include items and information that are not “material” relative to the entire business of the Company, taken as a whole, and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information is “material” or to further define the meaning of such term for purposes of this Agreement or otherwise. All references in this document to “this Agreement” and the terms “herein,” “hereof,” “hereunder” and the like shall be deemed to include all of such sections of the Disclosure Schedules and Exhibits.

12.12    Time Periods. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.
12.13    Construction. This Agreement and the other documents contemplated herein shall be deemed to have been drafted by the parties, and neither this Agreement nor any other document contemplated herein shall be construed against any party as the principal draftsperson hereof or thereof.
12.14    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the choice-of-laws or conflicts-of-laws provisions thereof.
12.15    WAIVER OF JURY TRIAL. BECAUSE (A) DISPUTES ARISING IN CONNECTION WITH ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT ARE LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, (B) SUCH DISPUTES WILL BE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON, AND (C) BUYER AND SELLER WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), BUYER AND SELLER DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, AND UNDERSTANDING THEY ARE WAIVING A CONSTITUTIONAL RIGHT, BUYER AND SELLER (BY ACCEPTANCE HEREOF) WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO, THIS AGREEMENT OR THE TRANSACTIONS COMPLETED HEREBY.
[Signature Page Follows]

IN WITNESS WHEREOF, Buyer, the Company and Seller have executed and delivered this Share Purchase Agreement as of the date first written above.

BUYER:
CHAMPION EQUITY HOLDINGS, LLC
By:        /s/ Steven E. Hartman
Name: Steven E. Hartman
Its: President, Assistant Treasurer and Assistant Secretary

COMPANY:
CHAMPION MANUFACTURING INC.
By:        /s/ Robert K. Gudbranson
Name: Robert K. Gudbranson
Its: Vice President and Treasurer

SELLER:
INVACARE CORPORATION
By:        /s/ Robert K. Gudbranson
Name: Robert K. Gudbranson
Its: Senior Vice President and Chief Financial Officer